
Focus on the future through
our historical competencies
RECD S.E.C.
DEC 1 5 2005
1086
PROCESSED
DEC 1 6 2005
THOMSON
FINANCIAL
05074559

HORIZON HEALTH

2005 Annual Report to Shareholders

Horizon Health is a leading contract manager of clinical services for acute care hospitals and employers and an owner of behavioral health care facilities.



On the cover

Friends Hospital, founded by the Quakers in 1813, is the nation's first private psychiatric hospital. The main building on the Friends Hospital campus has been designated a National Historic Landmark.

FINANCIAL HIGHLIGHTS
Horizon 05 Annual Report



Years Ended August 31,	2005	2004	Increase % Change
	(In thousands, except per share amounts)		
Statement of Income Data:			
Revenues	$ 207,392	$ 161,824	28.2
Operating margin (EBITDA) [1][2]	25,355	20,567	23.3
Income from continuing operations [2]	12,785	10,213	25.2
Earnings per share from continuing operations – diluted [2]	0.96	0.90	6.7
Weighted average shares outstanding - diluted	13,306	11,346	17.3

August 31,	2005	2004	Increase (Decrease) % Change
		(In thousands)	
Balance Sheet Data:			
Cash and cash equivalents	$ 8,089	$ 1,908	324.0
Working capital	19,490	5,560	250.5
Property, plant and equipment (net)	51,698	28,801	79.5
Intangible assets (net)	81,084	87,244	(7.1)
Total assets	188,543	145,265	29.8
Total debt	–	40,000	(100.0)
Stockholders' equity	143,121	75,824	88.8

Revenues
(In thousands)



$200
$150
$100
$50
01 02 03 04 05

EBITDA[1][2]
(In thousands)



$25
$20
$15
$10
$5
01 02 03 04 05

Income From Continuing Operations[2] *(In thousands)*



$15
$12
$9
$6
$3
01 02 03 04 05

Earnings Per Share From Continuing Operations[2] *(Diluted)*



$1.0
$0.8
$0.6
$0.4
$0.2
01 02 03 04 05

[1] *Operating margin or EBITDA is a presentation of "earnings before interest, taxes, depreciation, and amortization." EBITDA is the unit of measure reviewed by the chief operating decision makers in determining service group operating performance. EBITDA may not be comparable to similarly titled measures reported by other companies. In addition, EBITDA is a non-GAAP measure and should not be considered an alternative to operating or net income in measuring company results. See Note 15 to the Notes to Consolidated Financial Statements for a reconciliation of EBITDA to operating income (page 49).*

[2] *EBITDA has been adjusted in 2005 to exclude approximately $6.7 million (before taxes) and income from continuing operations has been adjusted in 2005 to exclude approximately $4.0 million (after taxes) as a result of the non-recurring restructuring charges incurred during the year for the EAP Services group.*

The Year in Review

Fiscal 2005 was a very significant year in terms of implementing the strategic growth plans of the Company and focusing on our core competencies of contract management services and hospital services.



Ken Newman
Chairman and Chief Executive Officer

Notwithstanding the changes implemented during the year, revenues and income from continuing operations, as adjusted to exclude non-recurring restructuring charges, were at record levels.

During Fiscal 2005:

- We successfully completed accretive acquisitions of three freestanding behavioral health hospitals:
  - > Laurelwood Hospital under a 15-year operating lease, effective January 1, 2005;
  - > Friends Hospital for $15.5 million, effective July 1, 2005; and
  - > River Park Hospital for $11.0 million, effective August 1, 2005.
- We successfully completed the reorganization of our EAP Services group, which involved the centralization of most of the business functions of the service group and the termination of all managed behavioral health care at-risk contracts.
- We divested ProCare One Nurses, LLC, our temporary nurse staffing business, which will allow us to better devote management resources to the continued development of the core businesses.
- We increased our credit facility to $125 million with availability to expand to $175 million. With no debt outstanding at fiscal year end, the Company has substantial capacity for funding future growth.
- We completed a secondary offering of our common stock, resulting in proceeds to the Company after expenses of $58.4 million, which was utilized to repay all outstanding debt and fund acquisitions.
- We completed a two-for-one stock split that substantially increased our number of outstanding shares of common stock, resulting in higher trading volumes and improved liquidity.

Our focus has been on the development of the Company and its long-term future growth. Some of the changes we implemented utilized significant resources, but we believe these were necessary and beneficial steps for the Company.

Operating Highlights

Revenues in fiscal 2005 increased 28.2% over the prior year to $207.4 million. Income from continuing operations in fiscal 2005, as adjusted to exclude non-recurring charges associated with the restructuring of the EAP Services group, increased 25.2% over the prior year to $12.8 million.

For our Behavioral Health Hospital Services group, overall revenues were up 500% compared with last year. This was attributable to the acquisitions of the three behavioral health hospitals mentioned above and the first full year of operations at two behavioral health hospitals acquired in fiscal year 2004.

For our Behavioral Health Contract Management Services group, overall year-to-year revenues were up 1%. Annualized revenue per location and same store sales increased over the prior year. In addition, the operating margin for the group was strong, representing a 5% increase over the prior year. The number of contracts was 104 at year end, a net decrease of five over the prior year.

For our EAP Services group, revenues were down 8% year-to-year. This was primarily the result of the reorganization, which involved focusing on employee assistance programs and the termination of all managed behavioral health care at-risk contracts. Exclusive of these terminated at-risk contracts, revenues for employee assistance programs increased 7% compared with the prior year. Exclusive of non-recurring charges related to the reorganization, profitability for the EAP Services group increased 59% versus the prior year. At year end, the number of contracts was 1,097 covering over four million lives.

For our Physical Rehabilitation Contract Management Services group, overall revenues were down nearly 9% compared with last year, with a 12.5% decrease in the average number of locations in operation. Contracts at year end were 31, the same as the prior year.

Financial Condition

As to our strong balance sheet and cash flows, we ended the year with over $8.0 million in cash on hand, $118.7 million in unused capacity on our revolver (after letter of credit commitments) and days revenue in accounts receivable at a low 47 days. Base capital expenditures remained modest at $3.1 million for the year. Stockholders' equity at year end was $143.1 million.

Earnings before interest, taxes, depreciation and amortization, adjusted to exclude non-recurring restructuring charges for the EAP Services group, was $25.4 million.

Executive Management and Board Changes

David K. White, Ph.D., was appointed President and Chief Operating Officer on April 21, 2005. He had previously served as Senior Vice President – Operations of the Company since November 1998 and as President of the Behavioral Health Services group since November 2002. Prior to November 1998, he served in several managerial capacities since joining the Company in 1995.

C. Thomas Smith was appointed to Horizon Health's Board of Directors, effective July 21, 2005. He served as President and Chief Executive Officer of VHA, Inc. from October 1991 until his retirement in April 2003. He is active on numerous prestigious boards. In 2001, *Modern Health Care* magazine named Mr. Smith one of the 25 most influential healthcare leaders of the last 25 years, and the magazine's readers in 2002 selected him as #4 among the 100 Most Influential People in Healthcare. He is a significant addition to an already very capable Board of Directors.

Donald E. Steen, who has served on our Board of Directors for ten years, will be retiring from our Board at our Annual Meeting of Shareholders in January 2006. The Company has benefited greatly from his advice and guidance as a director. We sincerely thank him for his years of service.

Recognition

In October of 2005, Horizon was again included in a *Forbes* list of the "200 Best Small Companies in America." The list is a compilation of financially strong performing small-cap businesses and is based on a number of criteria. We are honored to have received this national recognition.

Outlook

Our company made substantial progress in fiscal 2005. We are well positioned in management expertise and capital to take advantage of acquisitions and other opportunities in the clinical disciplines that comprise our core competencies.

For fiscal 2006, we will seek to achieve double-digit revenue and earnings growth, again driven by internal business expansion and accretive acquisitions. Our continued strong operating cash flows, stable earnings and market opportunities, in addition to the changes implemented in the last fiscal year, position us to deliver attractive performance and shareholder value.

We are enthusiastic about future opportunities as the need for our services continues to grow. We appreciate your investment and the opportunity to justify your confidence in us.

Sincerely,



Ken Newman
Chairman and Chief Executive Officer

1 RIVER PARK HOSPITAL

River Park Hospital is a 165-bed, freestanding psychiatric hospital in Huntington, West Virginia. River Park's programs make the hospital a leader in the state's psychiatric care and include:

- Child & Adolescent Inpatient
- Adult Inpatient
- Senior Care Inpatient
- ROAD Residential Adolescent Dual Diagnosis
- Bridge Abuse/Reactive Residential (children 8-12)
- Roundtable Adolescent Sexual Offender Residential Treatment
- The Barboursville School, a residential program for adolescents with severe emotional disturbance



The hospital also offers 24-hour assessment and referral services, a speakers' bureau and educational programs and seminars for the public and professionals. In addition to providing psychiatric services to the state of West Virginia, River Park also serves citizens in Southern Ohio and Eastern Kentucky. The hospital originally opened in 1923 as an orthopedic hospital for children and later became a full-service medical surgical hospital before focusing on psychiatric care in 1988.


Laurelwood
Hospital
5

5 LAURELWOOD HOSPITAL

Laurelwood Hospital includes the largest freestanding psychiatric hospital in Ohio. The 160-bed psychiatric facility provides a continuum of care from outpatient to inpatient services for children, adolescents, adults and seniors.

Laurelwood Hospital's counseling centers provide intensive outpatient programming for mental health and addiction recovery. Services include assessment, psychotherapy and group therapy. Psychoeducation and skill development groups are designed to help clients manage stress and live more effective, fulfilling lives.

Laurelwood Hospital manages the behavioral health unit at University Hospital Health System Geauga Regional Hospital and provides emergency psychiatric services at three local medical centers. Laurelwood is an important resource to community providers for assessments and treatment options and is the only behavioral health delivery provider in the state with a full continuum of care and wide geographic distribution.

2 Friends Hospital

Friends Hospital, founded by Quakers in 1813, is the nation's first private psychiatric hospital. The hospital currently has 192 beds offering inpatient services for all ages. Separate units with individualized programming are provided for children ages 5 to 12; adolescents ages 13 to 18; adults ages 19 to 64; and older adults ages 65 and older.


2





The hospital offers specialized services for women's issues and a dual diagnosis program for mental health and substance abuse issues. The Eating Disorders Program, directed by one of *Philadelphia* magazine's top doctors for women, treats adolescents and adults and is one of the only programs in the area to serve males with eating disorders. A long-term residential setting, the Greystone Program, is available for adults suffering from severe and persistent mental illness.

Through the hospital Admissions and Evaluation Center, evaluations are available 24 hours a day, seven days a week, for those suffering from a behavioral health care crisis. The hospital, well known for its therapeutic 100-acre garden campus, was designated a National Historic Landmark by the U.S. Department of the Interior in 1999.

3 Poplar Springs Hospital

Poplar Springs Hospital provides behavioral health services with a continuum of care that is individualized, respectful, ethical, affordable and quantifiable. As Central Virginia's behavioral healthcare center of excellence, the hospital strives to continuously improve the standard of care provided to the community by promoting awareness of the value of mental health services through community involvement and education.

With an emphasis on individualized care, Poplar Springs Hospital provides services to children, teens, adults and seniors challenged by mental health and/or substance abuse problems. Established in 1973, the facility's secluded, park-like setting encourages patients to leave the stresses of their daily life behind so they can concentrate on learning how to get well and stay well.

4 Michiana Behavioral Health Center

Located in the Northern Indiana lakes region of Plymouth, Indiana, Michiana Behavioral Health Center provides patients with comprehensive behavioral health treatment from a caring staff.

Michiana's goal is to deliver compassionate care for patients and their families, while offering respect for employees, physicians and other health professionals. Services, including acute inpatient care, residential treatment care, partial hospitalization and outpatient care, are offered to children, adolescents and adults on an inpatient and outpatient basis. Michiana is certified for psychiatric, detox and substance abuse treatments.

In addition to clinical care, Michiana Behavioral Health Center encourages personal growth. A wide base of activities are designed to build personal competence and confidence. Michiana's wooded setting provides a serene place for healing.

The selected historical consolidated financial data presented below for the fiscal years ended August 31, 2005, 2004 and 2003, and at August 31, 2005 and 2004, are derived from the audited Consolidated Financial Statements of the Company included elsewhere in this Report. The selected historical consolidated financial data presented below for the fiscal years ended August 31, 2002 and 2001, and at August 31, 2003, 2002 and 2001, are derived from the audited consolidated financial statements of the Company not included herein. The selected financial information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Consolidated Financial Statements of the Company and Notes thereto included elsewhere in this Report, including Note 5, "Acquisitions" describing the Company's various acquisitions in the periods presented.

	Fiscal Years Ended August 31,				
(In thousands, except per share data)	2005	2004	2003	2002	2001
Statement of Operations Data:					
Revenues	**$ 207,392**	$ 161,824	$ 144,337	$ 138,402	$ 127,659
Cost of services	**160,032**	121,554	109,890	104,957	92,300
Selling, general and administrative	**23,220**	18,834	18,262	16,015	17,304
Provision for (recovery of) doubtful accounts	**4,382**	869	(910)	294	1,764
Impairment loss on building	**1,015**	–	–	–	–
Depreciation and amortization	**3,387**	2,795	2,419	2,752	4,510
Operating income	**15,356**	17,772	14,676	14,384	11,781
Interest and other income (expense), net	**(1,298)**	(1,307)	(559)	(383)	(462)
Income before income taxes, minority interest and discontinued operations	**14,058**	16,465	14,117	14,001	11,319
Income tax provision	**5,332**	6,252	5,395	5,418	4,529
Minority interest, net	**(15)**	–	–	–	–
Income from continuing operations	**8,741**	10,213	8,722	8,583	6,790
Discontinued operations:					
(Loss) income from discontinued operations, net	**(488)**	562	860	341	–
Loss on disposal of discontinued operations, net	**(3,102)**	–	–	–	–
Discontinued operations	**(3,590)**	562	860	341	–
Net income	**$ 5,151**	$ 10,775	$ 9,582	$ 8,924	$ 6,790
Basic earnings per share – continuing operations [a]	**$ 0.68**	$ 0.94	$ 0.83	$ 0.80	$ 0.60
Basic earnings per share – discontinued operations [a]	**(0.28)**	0.05	0.08	0.03	–
Total basic earnings per share [a]	**$ 0.40**	$ 0.99	$ 0.91	$ 0.83	$ 0.60
Weighted average shares outstanding [a]	**12,829**	10,849	10,500	10,772	11,229
Diluted earnings per share – continuing operations [a]	**$ 0.66**	$ 0.90	$ 0.77	$ 0.73	$ 0.58
Diluted earnings per share – discontinued operations [a]	**(0.27)**	0.05	0.08	0.03	–
Total diluted earnings per share [a]	**$ 0.39**	$ 0.95	$ 0.85	$ 0.76	$ 0.58
Weighted average shares and dilutive potential common shares outstanding [a]	**13,306**	11,346	11,283	11,779	11,753

[a] *The number of shares and per share amounts have been restated to reflect the impact of the June 15, 2005 two-for-one stock split.*

	August 31,				
	2005	2004	2003	2002	2001
Balance Sheet Data:					
Cash and short–term investments	$ 8,089	$ 1,908	$ 1,973	$ 4,036	$ 1,981
Working capital	19,490	5,560	1,249	2,899	615
Property, plant and equipment (net)	51,698	28,801	5,850	1,773	2,232
Intangible assets (net)[1]	81,084	87,244	74,882	68,666	57,260
Total assets	188,543	145,265	102,329	92,585	77,180
Total debt	–	40,000	14,000	10,000	6,900
Stockholders' equity	143,121	75,824	63,792	60,733	50,998

	Aug. 31, 2005	May 31, 2005	Feb. 29, 2005	Nov. 30, 2004	Aug. 31, 2004	May 31, 2004	Feb. 28, 2004	Nov. 30, 2003	Aug. 31, 2003
Quarterly Statistical Data:									
Covered lives (000's)[2]	4,063	3,981	3,819	3,714	3,569	3,358	3,331	3,339	3,327
Number of Contract Locations[3]:									
Contract locations in operation	123	126	127	128	132	129	134	133	127
Contract locations signed and unopened	12	13	14	11	8	12	9	10	15
Total contract locations	135	139	141	139	140	141	143	143	142
Services Covered by Contracts in Operation[3]:									
Inpatient	121	124	125	126	129	126	134	132	126
Partial hospitalization	10	10	11	15	17	19	20	22	25
Outpatient	21	21	23	23	24	22	21	21	21
Home health	1	2	2	2	2	2	2	2	3
CQI+	110	111	109	109	105	108	107	106	109
Types of Treatment Programs in Operation[3]:									
Geropsychiatric	79	80	80	85	85	85	87	85	87
Adult psychiatric	43	45	45	44	49	48	47	47	48
Substance abuse	2	2	3	4	4	4	4	4	4
Physical rehabilitation	28	29	32	32	33	30	37	37	32
Other behavioral health	4	4	4	4	4	5	5	8	8
Owned/Leased Freestanding Behavioral Health Hospitals[4]:									
Total net revenues (000's)	$ 23,179	$ 16,110	$ 12,175	$ 9,114	$ 10,069	$ 1,789	$ –	$ –	$ –
Number of facilities at period end	5	3	3	2	2	1	–	–	–
Licensed Beds	833	427	427	267	267	80	–	–	–
Weighted average available beds	538	357	316	241	177	53	–	–	–
Patient days	36,418	25,026	21,196	17,756	19,639	3,171	–	–	–
Admissions	2,807	1,777	1,314	847	1,041	215	–	–	–
Average length of stay	13.0	14.1	16.1	21.0	18.9	14.8	–	–	–
Revenue per patient day	$ 636	$ 644	$ 574	$ 513	$ 513	$ 564	$ –	$ –	$ –
Occupancy based on weighted average available beds	73.6%	76.2%	74.5%	81.0%	72.5%	65.0%	–	–	–

As of August 31, 2005 the licensed bed mix consisted of 585 Acute and 248 Residential Treatment Center ("RTC") beds.

(1) *Intangible assets consist of goodwill, as well as service contract valuations, non-compete agreements and trademarks related to various acquisitions of the Company.*

(2) *Covered lives relate to the Company's EAP Services group.*

(3) *Includes only the Company's behavioral health care and physical rehabilitation management contracts.*

(4) *Includes only the Company's owned/leased behavioral health facilities of which the first acquisition occurred in April of 2004.*

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Certain written and oral statements made or incorporated by reference from time to time by the Company or its representatives in this report, other reports, filings with the Commission, press releases, conferences, or otherwise, are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation, any statement that may predict, forecast, indicate, or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result," or words or phrases of similar meaning. Such statements involve risks, uncertainties or other factors which may cause actual results to differ materially from the future results, performance or achievements expressed or implied by such forward looking statements. Certain risks, uncertainties and other important factors are detailed in this report and will be detailed from time to time in reports filed by the Company with the Commission, including Forms 8-K, 10-Q, and 10-K, and include, among others, the following: general economic and business conditions which are less favorable than expected; unanticipated changes in industry trends; decreased demand by acute care hospitals for the Company's services; the Company's inability to retain existing management contracts or to obtain additional contracts or maintain customer relationships; adverse changes in reimbursement by Medicare or other third-party payers for costs of providing behavioral health or physical rehabilitation or nursing; adverse changes to other regulatory requirements relating to the provision of behavioral health or physical rehabilitation or nursing services; adverse consequences of investigations by governmental regulatory agencies; adverse judgments rendered in the qui tam lawsuits pending against the Company; fluctuations and difficulty in forecasting operating results; the ability of the Company to sustain, manage or forecast its growth; the ability of the Company to successfully acquire and integrate facilities or businesses on a cost effective basis; heightened competition, including specifically the intensification of price competition; the entry of new competitors and the development of new products or services by new and existing competitors; changes in business strategy or development plans; inability to carry out marketing and sales plans; business disruptions; liability and other claims asserted against the Company; loss of key executives; the ability to attract and retain qualified personnel; adverse publicity; demographic changes; and other factors referenced or incorporated by reference in this report and other reports or filings with the Commission. Moreover, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such risk factors on the Company's business or the extent to which any factor may cause actual results to differ materially from those contained in any forward looking statements. These forward-looking statements represent the estimates and assumptions of management only as of the date of this report. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statement contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General Overview

Horizon Health Corporation is a health care services provider. The Company is (i) a contract manager of behavioral health and physical rehabilitation clinical programs offered by acute care hospitals in the United States, (ii) an owner/operator of freestanding behavioral health hospitals providing behavioral health care for children, adolescents and adults, and (iii) a provider of employee assistance programs.

The Company plans to enhance its position as the leader (based on market share) in the contract management of behavioral health programs and enhance its position in the contract management of physical rehabilitation programs by further expanding the range of services that it offers to its client acute care hospitals and the continuum of care it provides. A significant challenge in marketing behavioral health and physical rehabilitation clinical management contracts is overcoming the initial reservations that many hospital administrators have with outsourcing key clinical services. The Company believes its expertise in working with hospital administrators, its reputation in the industry and its existing hospital contractual relationships provide it with a significant advantage in marketing new contracts. The Company also believes it has opportunities to cross-sell management services of behavioral health and physical rehabilitation programs to client acute care hospitals. In addition, the Company capitalizes on its expertise in managing the delivery of behavioral health services by directly offering employee assistance programs to employers. The Company believes it is strategically sized to deliver national programs, while providing local, individualized service to employers and to their respective employees.

In conjunction with the Company's growth initiatives, its strategy is to acquire inpatient behavioral health care facilities and improve operating results within new and existing inpatient facilities. During fiscal year 2004, the Company acquired two hospital facilities and acquired/leased three additional facilities during fiscal year 2005. The Company strives to improve the operating results of new and existing inpatient behavioral health care operations by providing the highest quality services, strengthening referral networks, expanding marketing initiatives and by expanding and customizing our services to meet the needs of our customers.

At August 31, 2005, the Company owned/operated five behavioral health care facilities with a total of 833 licensed beds in five states. Additionally, the Company had 104 behavioral health management contracts and 31 physical rehabilitation management contracts at acute care hospitals located in 36 states and the District of Columbia; 113 CQI+ mental health outcomes measurement contracts; and 1,097 contracts to provide employee assistance programs and managed behavioral health services covering in excess of 4.0 million lives.

During fiscal year 2005, the Company offered at risk managed behavioral health services to self-funded employee groups, insurance companies and commercial HMO & PPO plans through its EAP Services group. As of August 31, 2005, all contracts for managed behavioral healthcare services on an at-risk basis had been terminated in connection with the reorganization of the EAP Services group, as discussed in previous filings during the fiscal year. During fiscal year 2005, the Company offered specialized temporary nurse staffing services to acute care hospitals through ProCare One Nurses. In previous filings the Company indicated that it was evaluating various alternatives to this line of business. ProCare One Nurses was sold on August 29, 2005 and the Company will no longer provide these services. See Note 6 "Discontinued Operations" and Note 16 "EAP Services Reorganization and Related Impairments" in the Company's Consolidated Financial Statements included elsewhere herein this document.

Acquisitions

See Note 5, "Acquisitions" to the Notes to Consolidated Financial Statements included elsewhere herein for a discussion of the Company's acquisition activity.

Segments (Service Groups)

There were two significant changes to the structure of the reportable service groups during the fourth quarter of fiscal year 2005. As a result of the growth in the Company's freestanding behavioral health hospital business, which increased to five during fiscal year 2005 (two of which were acquired during the fourth quarter), management determined that it would disaggregate the hospitals and report them as a separate service group. Additionally, as a result of the sale of the Company's temporary nurse staffing business on August 29, 2005, ProCare One Nurses is no longer reflected as a service group of the Company. See Note 15, "Segment (Service Group) Information" to the Notes to the Consolidated Financial Statements included elsewhere herein for a discussion of the Company's current four reportable business segments (service groups).

Revenues

Contract Management Services (Behavioral Health Services and Physical Rehabilitation Services)

The fees received by the Company for its services under management contracts are paid directly by its client acute care hospitals. Generally, contract fees are paid on a monthly basis. The client acute care hospitals receive reimbursement under Medicare or Medicaid programs or payments from insurers, self-funded benefit plans or other third-party payors for the behavioral health and physical rehabilitation services provided to patients of the programs managed by the Company. As a result, the availability and amount of such reimbursement, which are subject to change, impacts the decisions of acute care hospitals regarding whether to offer behavioral health and physical rehabilitation services pursuant to management contracts with the Company, as well as whether to continue such contracts (subject to contract termination provisions) and the amount of fees to be paid thereunder. See "Government Regulation" – "Medicare and Medicaid; Reimbursement for Services" contained elsewhere herein for a discussion of funding factors and recent changes in regulations. Also see "Operations" – "Management Contracts" elsewhere herein for a discussion of factors affecting contract scope, operation, and renewal.

The primary factors affecting revenues in a period are the number of management contracts with treatment programs in operation in the period and the scope of services covered by each such management contract. The Company provides its management services under contracts with terms generally ranging from three to five years. Each contract is tailored to address the differing needs of each client hospital and its community. The Company and the client hospital determine the programs and services to be offered by the hospital and managed by the Company, which may consist of one or more behavioral health or physical rehabilitation treatment programs offering inpatient, partial hospitalization, and/or outpatient services. Under the contracts, the hospital is the actual provider of the behavioral health or physical rehabilitation services and utilizes its own facilities (including beds for inpatient programs), nursing staff and support services (such as medical ancillaries, billing, dietary and housekeeping) in connection with the operation of its programs with the Company providing clinical, operating and compliance management staff and expertise. As the Company expanded the breadth of treatment programs it offers to acute care hospitals, it increased the number of contracts that included management of multiple treatment programs.

The Company has increased revenues through internal growth, as well as price escalators and increasing volumes at existing contract locations. The increase in contract revenue has primarily been due to the increased range of services offered per contract. For the Company's behavioral health services group, additional contracts have resulted from the increased demand for geropsychiatric services as acute care hospitals have sought to enter this market. An additional factor favorably affecting revenues has been the Company's pricing policy of establishing a minimum direct margin threshold for its management contracts.

The Company, through its contract management behavioral health services group, also provides behavioral health outcomes measurement services primarily to acute care hospital-based programs and freestanding psychiatric hospitals. The contracts for outcomes measurement services are generally for one to two years with an automatic renewal provision. The rates for the outcomes measurement services are negotiated based on the range of services provided and the number of patients and are generally paid on a monthly basis.

Patient Services (Behavioral Health Hospital Services)

As a result of a focused growth initiative during the last two fiscal years, the Company now owns and operates multiple behavioral health facilities with a total of 833 licensed beds in Plymouth, Indiana, Willoughby, Ohio; Philadelphia, Pennsylvania; Huntington, West Virginia; and Petersburg, Virginia. Patient service revenue is reported on the accrual basis in the period in which services are provided, at established rates. Amounts received are generally less than the established billing rates of the facility and the differences (contractual allowances) are reported as deductions from patient service revenue at the time the service is rendered. Net patient services revenue includes amounts the Company estimates to be reimbursable by Medicare and Medicaid under provisions of cost or prospective reimbursement formulas in effect.

The behavioral health facilities provide care without charge to patients who are financially unable to pay for the behavioral services they receive. Because the facilities do not pursue collection of amounts determined to qualify as charity care, they are not reported in revenues. Settlements under cost reimbursement agreements with third party payors are estimated and recorded in the period in which the related services are rendered and are adjusted in future periods as final settlements are determined. Final determination of amounts earned under the Medicare and Medicaid programs often occur in subsequent years because of audits by the programs, rights of appeal and the application of numerous technical provisions.

Employee Assistance Programs and Managed Behavioral Health Care Services (EAP Services)

Through its EAP Services group, the Company offers an array of behavioral health care products to corporate clients, government agencies, and third-party administrators. Revenues are derived from employee assistance program services ("EAP") and administrative services only services. During fiscal year 2005, the Company offered at risk managed behavioral health services to self-funded employer groups, insurance companies and commercial HMO and PPO plans. As of August 31, 2005, all contracts for managed behavioral health services on an at-risk basis were terminated as discussed in the previously mentioned reorganization of the EAP Services group. Generally, fees are paid on a monthly basis pursuant to contracts that typically are renewable annually, although contracts vary as to term and provisions with some being multi-year, some containing automatic renewal provisions, and some containing termination provisions under specified conditions.

Revenues from EAP contracts are typically based on a specified fee per month per employee based on the range and breadth of services provided to the employer, which may include work life services (including child and elder care consultation), referral resource and critical incident debriefings and intervention, and the method(s) in which those services are provided. Each plan is specifically designed to fulfill the clients' needs.

Revenues for administrative services only contracts relate to the administration of behavioral health benefits and are dependent upon the number of contracts and the services provided. Fees are usually a case rate or a per member per month fee applied to the number of eligible members. The client remains financially liable for direct cost associated with providing the medical services. The client is able to benefit from the Company's expertise in clinical case management, the behavioral health professionals employed by the Company, the independent health care providers contracted by the Company at favorably discounted rates and the administrative efficiencies provided by the Company.

During fiscal year 2005, revenues derived from at risk managed behavioral health services were primarily affected by the scope of behavioral health benefits provided and the number and type of members covered. Fees were based on a per member per month fee applied to the number of eligible members. The rate was dependent upon the benefit designs and actuarially determined anticipated utilization of the customer's covered members. The Company was responsible for the cost of the medical services provided to the members under these contracts.

Due to the previously mentioned reorganization of the EAP Services group, the Company-owned clinics operated in the state of Florida were sublet to a third party effective January 1, 2005. These clinics derived income from counseling and therapy services rendered, including providing services to patients who were employed by customers under various EAP or managed care contracts.

Operating Expenses

In addition to the respective primary expense factors described below, other operating expenses generally incurred by each of the Company's service groups include items such as training, continuing professional education and credentialing services, marketing costs and expenses, consulting, accounting and legal fees and expenses, employee recruitment and relocation expenses, rent, utilities, telecommunications costs, and property taxes, as well as bad debt expense.

Contract Management Services (Behavioral Health Services and Physical Rehabilitation Services)

The primary factors affecting operating expenses for the Company's contract management business in any period is the number of programs in operation in the period and the volume of patients at those locations. Operating expenses consist primarily of salaries and benefits paid to program management, clinicians, therapists and supporting personnel. Behavioral health programs managed by the Company generally have a program director who is usually a psychologist or a social worker, a community education manager and additional social workers or therapists as needed. Physical rehabilitation programs managed by the Company generally have a program director and additional clinical staff tailored to meet the needs of the program and the client hospital, which may include physical and occupational therapists, a speech pathologist, a social worker and other appropriate supporting personnel. In addition, for both types of programs the Company contracts with a medical director on an independent contractor basis under which on-site administrative and clinical oversight services needed to administer the program are provided. The nursing staff is typically provided and employed by the hospital.

Patient Services (Behavioral Health Hospital Services)

Operating expenses for the Company's behavioral health facilities are primarily comprised of the volume and mix of wage rates, including overtime, for clinical staff and nurses, as well as pharmacy and dietary supplies that are affected by the levels of patient census and acuity.

Employee Assistance Programs and Managed Behavioral Health Care (EAP Services)

Operating expenses for the Company's employee assistance programs and managed behavioral health care services are primarily comprised of medical claims from clinical providers and salaries and benefits for its clinical, operations and supporting personnel. Medical claims include payments to independent health care professionals providing services to the covered enrollees under the employee assistance programs and the managed behavioral healthcare contracts offered by the Company.

Results of Operations

The following table sets forth for the fiscal years ended August 31, 2005, 2004 and 2003, the percentage relationship to total revenues of certain costs, expenses and income, and the number of management contracts, licensed beds, and covered lives at the end of each fiscal year.

	Fiscal Years Ended August 31,		
	2005	2004	2003
Revenues	**100.0%**	100.0%	100.0%
Cost of services	77.2	75.1	76.1
Selling, general and administrative	11.2	11.7	12.6
Impairment loss on building	0.5	-	-
Provision for (recovery of) doubtful accounts	2.1	0.5	(0.6)
Depreciation and amortization	1.6	1.7	1.7
Operating income	7.4	11.0	10.2
Interest and other income (expense), net	(0.6)	(0.8)	(0.4)
Income before income taxes, minority interest and discontinued operations	6.8	10.2	9.8
Income tax provision	2.6	3.9	3.8
Minority interest	–	–	–
Income from continuing operations	**4.2**	6.3	6.0
Discontinued operations:			
(Loss) income from discontinued operations, net	(0.2)	0.4	0.6
Loss on disposal of discontinued operations, net	(1.5)	–	–
Discontinued operations	(1.7)	0.4	0.6
Net income	**2.5%**	6.7%	6.6%
Number of management contracts, end of year	**135**	140	142
Covered lives (000's), end of year	**4,063**	3,569	3,327
Licensed beds	**833**	267	–

Fiscal Year Ended August 31, 2005 Compared to Fiscal Year Ended August 31, 2004

Revenue

Total revenue between the years increased $45.6 million or 28.2%. Revenue for Behavioral Health Contract Management Services increased as a result of an increase in same store sales. This increase was offset by a decrease associated with the restructuring of one significant behavioral health management contract. Behavioral Health Hospital Services increased primarily as a result of the first full year of operations for Michiana Behavioral Health Center and Poplar Springs Hospital, both acquired during the last five months of fiscal year 2004 and the acquisitions of Friends Hospital, effective July 1, 2005, River Park Hospital, effective August 1, 2005 and the long-term operating lease agreement associated with Laurelwood Hospital effective January 1, 2005. Physical Rehabilitation Contract Management Services revenue decreased primarily due to a decrease in the average number of physical rehabilitation locations in operation. Revenue for EAP Services decreased and is primarily due to the termination of all managed care at-risk contracts, of which three significant managed care contracts were terminated prior to fiscal year end and the discontinuance of the Florida clinic operations, which was partially offset by the commencement of a significant new EAP contract. Additionally, revenue for Other Services decreased primarily attributable to the phase-out of the Company's PsychScope Phase IV projects.

Behavioral Health Contract Management Services. Revenue associated with behavioral health contract management services increased $1.0 million, or 1.3% between the years. Same store sales related to behavioral health contract management increased 4.6%, resulting in a $3.0 million increase to revenue between the years. This was partially offset by a decrease of $1.7 million in revenue related to the restructuring of one significant behavioral health care management contract retroactive to January 1, 2005, which resulted in an associated decrease in expenses (see "Cost of Services" below) and the phase-out of the Company's consulting operations that contributed $590,000 in revenue in the same period last year.

Behavioral Health Hospital Services. Revenue associated with the Company's freestanding behavioral health facilities increased $50.5 million, between the years. This increase is a result of the first full fiscal year of operations for Michiana Behavioral Health Center and Poplar Springs Hospital, both acquired during the last five months of fiscal year 2004 and the acquisitions of Friends Behavioral Health System, effective July 1, 2005, River Park Hospital, effective August 1, 2005, and the long-term operating lease agreement associated with Laurelwood Hospital, effective January 1, 2005.

Physical Rehabilitation Contract Management Services. Revenue associated with the contract management of physical rehabilitation services decreased by $1.7 million, or 8.8%, between the years. This decrease was primarily attributable to a decrease in the average number of physical rehabilitation locations in operation from 27.3 for the year ended August 31, 2004 to 23.9 for the year ended August 31, 2005. This decrease was partially offset by an increase in average revenue per location of 4.2% from year to year.

EAP Services. Revenue associated with employee assistance programs and managed behavioral services decreased by $4.1 million, or 7.8% between the years. A $5.2 million decrease is due to the termination of three significant managed behavioral health at-risk contracts and discontinuance of the Florida clinic operations on December 31, 2004 related to the previously announced reorganization of the EAP Services group. These decreases are partially offset by an increase of $1.5 million that is related to the commencement of a significant new EAP contract on June 1, 2004. Exclusive of the behavioral health at-risk contracts, revenues increased 6.9% between the years.

Other Services. Revenue associated with other services decreased $115,000 between the years. This decrease is primarily attributable to the phase-out of the PsychScope Phase IV projects.

Cost of Services

Total cost of services provided increased $38.5 million, or 31.7% between the years. This increase is primarily attributable to the cost of operations associated with the acquisitions of freestanding behavioral health facilities, as well as the reorganization of the Company's EAP Services group and related increase in medical claims expense. These increases were partially offset by decreases attributable to the decline in the average number of physical rehabilitation contract locations in operation, the restructuring of a significant behavioral health management contract, the discontinuance of the Florida clinic operations, and the phase-out of the PsychScope Phase IV projects.

Behavioral Health Contract Management Services. Cost of services provided associated with the contract management of behavioral health programs increased $145,000 or 0.3%, between the years. Cost of services increased $1.6 million primarily due to an increase in salaries and benefits, medical director fees and contributions for client facility improvements. Of this increase (a) $773,000 is attributable to salaries and benefits of which approximately $490,000 relates to one contract management location in which the Company provides all of the psychiatric nursing staff, (b) medical director fees increased $569,000 primarily due to an increase in the number of contracted physicians from 132 as of August 31, 2004, to 144 as of August 31, 2005 and (c) contributions, specifically targeted for client facility improvements, increased $274,000 due to the contractual requirements at two contract locations. This increase was partially offset by a $1.8 million decrease in costs at one behavioral health contract management location as a result of the restructuring of a significant contract with an effective date of January 1, 2005.

Behavioral Health Hospital Services. Cost of services associated with the freestanding behavioral health facilities increased $41.2 million between the years. This increase is the result of the first full fiscal year of operations for Michiana Behavioral Health Center and Poplar Springs Hospital, both acquired during the last five months of fiscal year 2004 and the acquisitions of Friends Behavioral Health System, effective July 1, 2005, River Park Hospital, effective August 1, 2005, and the long-term operating lease agreement associated with Laurelwood Hospital effective January 1, 2005.

Physical Rehabilitation Contract Management Services. Cost of services provided associated with the contract management of physical rehabilitation services decreased by $1.7 million, or 11.6%, between the years. This decrease was primarily due to a decrease in the average number of physical rehabilitation locations in operation, from 27.3 for the year ended August 31, 2004, to 23.9 for the year ended August 31, 2005.

EAP Services. Cost of services provided associated with employee assistance programs and managed behavioral services decreased by $890,000 or 1.9% between the years. A decrease of approximately $3.4 million in salaries and benefits was primarily due to a 22.8% decrease in full-time equivalents related to the previously announced reorganization of the EAP Services group. An additional decrease of $2.3 million is related to the discontinuance of the Florida clinic operations on December 31, 2004. These decreases were offset by an increase of $3.5 million, also associated with the reorganization. Of this $3.5 million increase, $1.6 million represents real estate lease expense and termination costs, $612,000 represents employee severance and retention bonus costs, $197,000 represents employee relocation costs, $491,000 represents employee training and redundant staffing costs, $415,000 represents costs associated with the termination of the managed behavioral health at-risk contracts and $182,000 represents miscellaneous other costs associated with the reorganization. As a result of the attrition of employees related to the reorganization and resulting decrease in ability to manage utilization, medical claims expense increased $2.1 million due to an 8.7% increase in inpatient days per 1,000 members, a 15.2% increase in the average cost per day and a 29.7% increase in the average outpatient cost per member.

Other Services. Cost of Services provided associated with other services decreased by $347,000 between the years. This decrease is primarily due to the phase-out of the PsychScope Phase IV projects.

Selling, General and Administrative

Total selling, general, and administrative expenses, on a net basis, increased $4.4 million, or 23.3%, between the years. Salaries and benefits increased $1.9 million primarily due to the expansion of several support center departments and the additions of a dedicated acquisitions and development department and in-house legal counsel. Consulting fees increased $786,000 due to Sarbanes-Oxley compliance efforts and support center related consulting projects. Auditing & accounting fees increased $566,000 due to increased fees related to the Company's annual audit as well as Sarbanes-Oxley compliance efforts. Recruitment advertising increased $221,000 due to increased activity by the Company's internal recruiting function. Workers compensation losses increased $238,000 due to favorable adjustments associated with prior year reserves that were recorded during fiscal year 2004. Legal fees increased $175,000 primarily due to costs associated with the long-term operating lease agreement with Laurelwood Hospital, litigation costs associated with six terminated contract locations, and one contract location still in operation.

Provision for Doubtful Accounts

The provision for doubtful accounts was a net expense of $4.4 million for the fiscal year ended August 31, 2005, as compared to a net expense of $869,000 for the fiscal year ended August 31, 2004, a difference of $3.5 million. The net increase for the twelve months ended August 31, 2005 was primarily attributable to bad debt provisions totaling approximately $3.2 million associated with the acquisitions in the Company's hospital services group. Also included in this expense are bad debt reserves in the amount of $1.3 million for three terminated contract locations and two contract locations still in operation for which collectibility is uncertain. These expenses are partially offset by bad debt recoveries of $899,000.

Impairment Loss on Building

During the fourth quarter of fiscal 2005, the Company recorded an asset impairment charge of approximately $1.0 million associated with the write-down to fair market value of the Company's National Support Center building. Fair market value was determined by an executed letter of intent to sell the building. The Company plans on consolidating its current National Support Center with the new EAP service center into a new location in Lewisville, Texas during fiscal year 2006.

Depreciation and Amortization

Depreciation and amortization expense increased $593,000 or 21.2% between the years. An increase in depreciation expense of $997,000 is primarily due to the addition of the facilities associated with the acquisitions of Michiana Behavioral Health Center, Poplar Springs Hospital and Friends Hospital effective April 1, 2004, June 1, 2004, and

July 1, 2005 respectively. This increase was partially offset by a decrease in contract amortization expense of approximately $487,000 associated with intangible assets that became fully amortized either during the current or prior fiscal year.

Interest and Other Income (Expense), Net

Interest expense, interest income and other income for the year ended August 31, 2005 was a net expense of $1.3 million as compared to a net expense of $1.3 million for the prior fiscal year. Interest expense increased $220,000 as the result of a $1.7 million increase in the weighted average principal balance outstanding under the credit facility and an increase in interest rates between the periods. The increase in interest expense was offset by an increase in interest income of approximately $240,000 that is a result of higher average cash balances on hand during the period.

Income Tax Expense

Income tax expense for fiscal year 2005 was $5.3 million representing a decrease of $920,000 or 14.7 %, as compared to income tax expense of $6.2 million for the prior fiscal year. The decrease in income tax expense was largely due to a corresponding decrease in pre-tax earnings. The effective tax rate for fiscal years 2005 and 2004 was 37.9% and 38.0%, respectively.

Discontinued Operations

On August 29, 2005, the Company sold its membership interests in ProCare One Nurses, LLC, its wholly owned temporary nurse-staffing subsidiary. The results of operations of the disposed assets and the gains (losses) related to this divestiture have been classified as discontinued operations for all periods presented in the accompanying consolidated statements of operations. Revenues decreased $1.5 million, or 8.0%, between the years. Total cost of services decreased $1.1 million, or 6.3%. Total selling, general, and administrative expenses increased $1.4 million. The provision for doubtful accounts was a net expense of $136,000 for the year ended August 31, 2005, as compared to a net recovery of $59,000 for the year ended August 31, 2004. Depreciation and amortization expense decreased approximately $32,000, or 24.5% between the years. Income tax expense decreased $728,000 between the years.

Fiscal Year Ended August 31, 2004 Compared to Fiscal Year Ended August 31, 2003

Revenue

Total revenue between the years increased $17.5 million, or 12.1%. Revenue for Behavioral Health Contract Management Services increased primarily as a result of an increase in the average revenue per behavioral health care location. The acquisition of two freestanding behavioral health hospitals and their related facilities resulted in the generation of $10.1 million in revenue during fiscal year 2004. Physical Rehabilitation Services revenue increased $1.4 million, primarily due to an increase in the number of average rehabilitation locations in operation. Revenue for EAP Services increased $4.0 million as a result of additional revenues associated with the acquisitions of Integrated Insights and EAPI. Additionally, revenue for Other Services decreased $1.5 million as a result of the phase-out of the Company's PsychScope Phase IV projects.

Behavioral Health Contract Management Services. Revenue associated with behavioral health services consisting of contract management of behavioral health programs increased $3.7 million, or 4.8% between the years. This increase is a result of a 5.1% increase in average revenue per contract location primarily due to the recognition of approximately $700,000 in revenue generated by a significant consulting project, and the commencement of two significant behavioral health care contracts.

Behavioral Health Hospital Services. The Company's freestanding behavioral health hospitals generated $10.1 million in revenue during fiscal year 2004. This revenue was attributable to the acquisitions of Michiana Behavioral Health Center effective April 1, 2004, and Poplar Springs Hospital effective June 1, 2004, which had revenues of approximately $4.3 million and $5.7 million, respectively, during the period.

Physical Rehabilitation Contract Management Services. Revenue associated with the contract management of physical rehabilitation services increased $1.4 million, or 8.0% between the years. This increase was primarily attributable to an increase in the average number of physical rehabilitation locations in operation from 22.4 for the year ended August 31, 2003 to 27.3 for the year ended August 31, 2004. This increase was partially offset by a decrease in the average revenue per location of 11.7% from year to year.

EAP Services. Revenue associated with employee assistance programs and managed behavioral services increased by $4.0 million, or 8.1% between the years. This $4.0 million increase was primarily attributable to the acquisitions of EAPI and Integrated Insights, which were consummated in fiscal year 2003 and which had combined revenues of $4.8 million during fiscal 2004. This increase was partially offset by a decrease of approximately $500,000 as the result of the termination of the "at risk" portion of a significant managed care contract on August 31, 2003.

Other Services. Revenue associated with other services decreased by $1.5 million, or 81.0% between the years. This decrease is primarily attributable to the phase-out of the PsychScope Phase IV projects.

Cost of Services

Total cost of services provided increased $11.7 million, or 10.6 % between the years. This increase is primarily attributable to the cost of operations associated with the acquisitions of Michiana Behavioral Health Center, Poplar Springs Hospital, and the inclusion for a full fiscal year for EAPI and Integrated Insights. In addition, increases in the average number of physical rehabilitation contract locations in operation and the commencement of a significant number of new physical rehabilitation programs as well as a new psychiatric contract location resulted in increases to cost of services. These increases were partially offset by decreases attributable to the termination of one significant managed care contract and the phase-out of the PsychScope Phase IV projects.

Behavioral Health Contract Management Services. Cost of services provided associated with the contract management of behavioral health care programs increased $1.2 million, or 2.3%, between the years. While the average behavioral health care locations in operation remained level between years, significant expenses, related specifically to one new program, increased the average cost of services per psychiatric location in operation.

Behavioral Health Hospital Services. Cost of services provided associated with the behavioral health care facilities was $7.6 million for the fiscal year ended August 31, 2004 and includes the operations of Michiana Behavioral Health Center, acquired April 1, 2004, and Poplar Springs Hospital, acquired June 1, 2004.

Physical Rehabilitation Contract Management Services. Cost of services provided associated with the contract management of physical rehabilitation services increased by $1.2 million, or 9.5%, between the years. This increase was primarily due to an increase in the average number of physical rehabilitation locations in operation, from 22.4 for the year ended August 31, 2003, to 27.3 for the year ended August 31, 2004, as well as a rise in salary and benefits costs per full time equivalent employee between the periods.

EAP Services. Cost of services provided associated with employee assistance programs and managed behavioral services increased by $2.9 million or 6.5% between the years. An increase of $3.8 million is the result of the full year inclusion of the EAPI and Integrated Insights acquisitions. This increase is offset by a $1.2 million decrease in medical claims costs that is attributable to the termination of a significant managed care contract on December 31, 2002.

Other Services. Costs of services provided associated with other services decreased by $1.2 million, or 82.5% between the years. This decrease is primarily attributable to the phase out of the PsychScope Phase IV projects.

Selling, General and Administrative

Total selling, general, and administrative expenses, increased $573,000, or 3.1%, between the years. Salaries and benefits increased $374,000 due to expenses associated with the expansion of several support center departments including the additions of a dedicated acquisitions and development department and in-house legal counsel. Auditing, accounting and consulting fees increased $259,000 primarily due to the costs associated with Sarbanes-Oxley compliance. An increase of approximately $159,000 was a result of certain benefit accruals being included in cost of services in prior fiscal periods. An increase of $196,000 is due to increased marketing efforts and corporate identity development. Travel increased $105,000 primarily due to the costs associated with the acquisition endeavors of the Company, such as the acquisitions of Michiana Behavioral Health Center and Poplar Springs Hospital. These increases are partially offset by a decrease of $389,000 in legal expenses, a portion of which is attributable to the HIPPA compliance efforts undertaken in the prior fiscal year, and a $162,000 decrease in rent as a result of the Company's purchase of the building used as the National Support Center effective July 31, 2003.

Provision for Doubtful Accounts

The provision for doubtful accounts was a net expense of $869,000 for the fiscal year ended August 31, 2004, as compared to a net recovery of $910,000 for the fiscal year ended August 31, 2003, a change of $1.8 million. The net expense for the twelve months ended August 31, 2004 is primarily the result of bad debt associated with the acquisition of Michiana Behavioral Hospital, effective April 1, 2004 and Poplar Springs Hospital, effective June 1, 2004. An additional increase to this expense was a result of the Company recording accrued liabilities related to bankruptcy preferential payment claims by two behavioral health contract locations that are currently in bankruptcy proceedings. The liabilities relate to payments received by the Company within 90 days of the client hospitals filing for bankruptcy. If the Company is not successful in its defense of these claims, the monies will be required to be repaid to the bankruptcy estate. In addition, bad debt provisions were recorded for contract locations in which collectibility is uncertain. The net recovery for the twelve months ended August 31, 2003 was a result of the recovery of approximately $720,000, of which $601,000 was recorded as bad debt recovery for a hospital that declared bankruptcy in 1998.

Depreciation and Amortization

Depreciation and amortization expense increased $376,000 or 15.5% between the years. An increase in depreciation expense of $117,000 is primarily related to the purchase of the National Support Center building in July 2003. A $345,000 increase in depreciation is due to the addition of the facilities associated with the Michiana Behavioral Health Center and Poplar Springs Hospital effective April 1, 2004 and June 1, 2004, respectively. Contract amortization increased $243,000 as a result of an increase in intangible assets associated with the June 30, 2003 acquisition of Integrated Insights. This increase was partially offset by a decrease in amortization expense of $300,000 associated with intangible assets that were fully amortized during the prior fiscal year.

Interest and Other Income (Expense), Net

Interest expense, interest income and other income for the year ended August 31, 2004 was a net expense of $1.3 million as compared to a net expense of $559,000 for the prior fiscal year. Interest expense increased approximately $279,000 as a result of an $8.1 million increase in the weighted average principal balance outstanding under the credit facility between the periods, as well as a decrease in interest and other income of $56,000 between the periods. The increase in the weighted average principal balance outstanding is due to borrowings related to the acquisition of Michiana Behavioral Health Center and Poplar Springs Hospital in the amounts of $6.2 million and $29.7 million, respectively.

Income Tax Expense

Income tax expense for fiscal year 2004 was $6.2 million representing an increase of $857,000 or 15.9 %, as compared to income tax expense of $5.4 million for the prior fiscal year. The increase in income tax expense was largely due to a corresponding increase in pre-tax earnings. The effective tax rate for fiscal years 2004 and 2003 was 38.0% and 38.2%, respectively.

Discontinued Operations

On August 29, 2005, the Company sold its membership interests in ProCare One Nurses, LLC, its wholly owned temporary nurse-staffing subsidiary. The results of operations of the disposed assets and the gains (losses) related to this divestiture have been classified as discontinued operations for all periods presented in the accompanying consolidated statements of operations. Revenues decreased $3.5 million, or 15.8%, between the years. Total cost of services decreased $2.8 million, or 14.1%. Total selling, general, and administrative expenses increased $186,000. The provision for doubtful accounts was a net recovery of $59,000 for the year ended August 31, 2004, as compared to a net expense of $295,000 for the year ended August 31, 2003. Depreciation and amortization expense decreased approximately $32,000, or 19.9% between the years. Income tax expense decreased $188,000 between the years.

Newly Issued Accounting Standards

See Note 2, "Significant Accounting Policies and Estimates" to the Notes to the Consolidated Financial Statements included elsewhere herein for a discussion of newly issued accounting standards.

Sarbanes-Oxley and Related Compliance

The Sarbanes-Oxley Act of 2002, which became law in July 2002, requires changes in certain of the Company's corporate governance practices. In addition, related rules have been made by the Securities and Exchange Commission and NASDAQ. These new rules and regulations will increase the Company's legal and financial compliance costs, and make some activities more difficult, time consuming and/or costly. These new rules and regulations are expected to make it more expensive to obtain director and officer liability insurance. These new rules and regulations could also make it more difficult for the Company to attract and retain qualified members for its board of directors, particularly to serve on its audit committee, and qualified executive officers. Additional costs related to compliance with the new requirements of Sarbanes-Oxley Rule Section 404 are expected to continue in future fiscal years.

The Company's initiatives to comply with Section 404 of the Sarbanes-Oxley Act and related regulations regarding management's required assessment of its internal control over financial reporting and the independent auditors' attestation of that assessment has required, and continues to require, the commitment of significant financial and managerial resources. In part to prepare for compliance with Section 404, as well as to generally improve its internal control environment, the Company has undertaken substantial measures, including among other things, projects to strengthen both its accounting and information technology systems, including initiatives related to recent acquisitions. However, because of the new and changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to disclosure and governance practices.

Liquidity and Capital Resources

The Company believes that its future cash flows from operations, along with cash of $8.1 million at August 31, 2005, and its credit facility of $125.0 million with an accordion feature allowing additional increases to $175.0 million, subject to satisfaction of certain conditions, will be sufficient to cover operating cash requirements over the next 12 months. The Company's cash flows from operations were $12.4 million for the fiscal year ended August 31, 2005, $12.4 million for the fiscal year ended August 31, 2004, and $13.5 million for the fiscal year ended August 31, 2003. At August 31, 2005, $118.7 million of the $125.0 million credit facility was available to the Company after letter of credit obligations. As a result of its strong and consistent cash flows generated from operations, its cash balance generated from a follow-on stock offering, its significant amount of available funds under the existing credit facility, and its relatively low ordinary and customary capital expenditure requirements, including legal and financial compliance costs with new governmental regulatory requirements, the Company expects to be able to continue to fund operating cash requirements.

Cash outlays for property and equipment purchases in the ordinary course of business totaled approximately $3.1 million for the fiscal year ended August 31, 2005. Property and equipment expenditures for fiscal years 2004 and 2003 were approximately $1.8 million and $4.9 million, respectively. Of the $4.9 million related to fiscal year 2003 property and equipment expenditures, $4.4 million was attributable to the purchase of the Company's National Support Center ("NSC") located in Lewisville, Texas, which occurred effective July 31, 2003. The Company anticipates its future annual property and equipment expenditures to be approximately $8.0 million.

On April 1, 2004 the Company expended cash of approximately $6.2 million for the purchase of the assets of Michiana Behavioral Health Center. See Note 5, "Acquisitions" in the notes to the consolidated financial statements included elsewhere herein.

On June 1, 2004 the Company acquired the assets of PSH Acquisition Corporation. The purchase price was approximately $30.1 million, which was financed by borrowings from the Company's credit facility. The purchase agreement also provides for additional variable payments in future years based on the future performance of the facilities. The first payment was made on March 31, 2005 in the amount of $381,000. See Note 5, "Acquisitions" in the notes to the consolidated financial statements included elsewhere herein.

On January 1, 2005 the Company entered into a long-term operating lease agreement of Laurelwood Hospital, a 160-bed behavioral health hospital located in Willoughby, Ohio, a suburb of Cleveland. See Note 5, "Acquisitions" in the notes to the consolidated financial statements included elsewhere herein.

On July 1, 2005, the Company formed a joint venture with the Thomas Scattergood Behavioral Health Foundation, a 501(c)(3) charitable organization, and the joint venture acquired Friends Hospital. Horizon is an 80% member of the joint venture and the Thomas Scattergood Behavioral Health Foundation, is a 20% member of the joint venture. The Company contributed approximately $15.5 million in cash to the joint venture which funds were used for the acquisition of the hospital by the joint venture. The contribution was paid out of available funds and no debt was incurred by the Company as a part of the transaction. The agreement requires the joint venture to expend at least $5,500,000 in the first five operating years of the joint venture on capital expenditures related to Friends Hospital. See Note 5, "Acquisitions" in the notes to the consolidated financial statements included elsewhere herein.

On August 1, 2005 the Company acquired substantially all the assets of River Park Hospital and purchased the stock of an affiliated management company. The Company paid approximately $11.0 million in cash, which was paid out of available funds and no debt was incurred by the Company as a part of the transaction. The agreement also provides for additional variable payments in future years based on the future performance of the hospital. See Note 5, "Acquisitions" in the notes to the consolidated financial statements included elsewhere herein.

The Company intends to continue to fund acquisition activity using the balance currently available under the credit facility and if necessary, will seek to further increase the facility size by exercising the accordion expansion feature.

The Company purchased $653,000 of its common stock during the fiscal year ended August 31, 2005. Under the existing credit facility, the Company may repurchase up to $10.0 million of its common stock per fiscal year through the end of the agreement, subject to maintaining a debt coverage ratio of less than 1.75 to 1.00. On October 7, 2002 the Board of Directors authorized the repurchase of up to 800,000 shares of its common stock. As of August 31, 2005, the Company had repurchased 714,591 shares of the 800,000 share authorization, which remains in effect.

Effective May 23, 2002, the Company entered into a Second Amended and Restated Credit Agreement. See Note 9, "Long-Term Debt" to the Notes to the Consolidated Financial Statements included elsewhere herein for a general discussion, including a summary of certain material provisions of the Credit Agreement, which does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the Second Amended Credit Agreement, a copy of which was previously filed as Exhibit 10.1 in the May 2002 Form 10-Q.

Effective May 4, 2004 the Company amended the credit agreement. The amendment increased the facility size from $60 million to $90 million (including an accordion expansion feature up to $120 million). See Note 9, "Long-Term Debt" to the Notes to the Consolidated Financial Statements included elsewhere herein.

Effective March 16, 2005, the Company sold in a follow-on public offering 3,450,000 shares of its common stock at a price of $18.13 per share (shares and share price restated to reflect the impact of the June 15, 2005 two-for-one stock split). The aggregate net proceeds to the Company (after deducting underwriters discounts and estimated expenses) were $58.4 million. The Company utilized approximately $34.5 million of the proceeds to repay all outstanding debt under its revolving credit facility. The balance of the net proceeds will be used for general corporate purposes including acquisitions.

Effective June 10, 2005, the Company entered into a Third Amended and Restated Credit Agreement. See Note 9, "Long-Term Debt" to the Notes to the Consolidated Financial Statements included elsewhere herein for a general discussion including a summary of certain material provisions of the Credit Agreement which does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the Third Amended Credit Agreement, a copy of which was previously filed as Exhibit 10.1 in the May 2005 Form 10-Q.

Construction of a building to serve as the new national support center ("NSC"), which is in close proximity to the current NSC facility in Lewisville, Texas, began during June 2005. The Company will lease the 80,000 square foot facility and anticipates completion and occupancy beginning in April 2006. The term of the office lease agreement is ten (10) years with renewal options of two periods of five-years each.

The following table provides aggregate information about the Company's material contractual payment obligations and the fiscal year in which these payments are due (in thousands):

	Payments Due in Fiscal Years						
	Total	2006	2007	2008	2009	2010 & Thereafter	Other
Long Term Debt Obligations [1]	$ –	$ –	$ –	$ –	$ –	$ –	$ –
Interest on Long Term Debt [2]	–	–	–	–	–	–	–
Commitment Fees-Long Term Debt [3]	1,126	237	237	237	237	178	–
Operating Lease Obligations [4]	29,990	3,595	3,561	2,969	2,584	17,281	–
Other Contracts Obligations [5]	6,863	1,824	1,375	1,255	1,142	1,267	–
Other Long Term liabilities [6]	3,376	–	425	209	–	–	2,742
	$ 41,355	$ 5,656	$ 5,598	$ 4,670	$ 3,963	$ 18,726	$ 2,742

[1] *At August 31, 2005, the Company had no borrowings outstanding related to its $125.0 million revolving credit facility.*

[2] *No interest payments were reported in the table above due to the Company having no borrowings outstanding under its revolving credit facility. Actual interest payments will differ, possibly significantly, as it cannot be assumed that there will continue to be no outstanding borrowings. In addition, future interest payments will be affected by changes in interest rate levels over time, as well as the Company's basis point spread over the base rate as affected by its debt leverage.*

[3] *Projected commitment fee payments relate to a 0.2% fee paid on the unused portion of the Company's $125.0 million revolving credit facility. At August 31, 2005 the Company had no borrowings outstanding under the revolving credit facility. The unused portion is reduced by approximately $6.3 million relating to various letters of credit expected to be in place during the periods. The revolving credit facility expires on May 31, 2010.*

[4] *The Company leases various office facilities and equipment under operating leases, as described in Note 14 in the notes to the consolidated financial statements. The table above reflects payments through the end of the lease terms currently in place. The significant property leases (payments in excess of $100,000 annually) included in the table above have the following terms:*

- *(a) Lake Mary, Florida, approximately $54,300 per month, terminates on January 31, 2006*
- *(b) Winter Park, Florida, (which the Company is subleasing) approximately $13,900 per month, terminates on May 31, 2006*
- *(c) Barboursville, West Virginia, approximately $19,800 per month, terminates on October 31, 2007*
- *(d) Blue Bell, Pennsylvania lease, approximately $26,800 per month, terminates on December 31, 2007*
- *(e) Nashville, Tennessee, approximately $11,700 per month, terminates on April 30, 2008*
- *(f) Denver, Colorado, approximately $11,700 per month, terminates on June 29, 2008*
- *(g) San Diego, California, approximately $21,100 per month, terminates on June 30, 2009*
- *(h) Beachwood, Ohio, approximately $9,100 per month, terminates on August 31, 2013*
- *(i) Lewisville, Texas, (occupancy in NSC to begin in April 2006) approximately $74,950 per month, terminates on March 31, 2016*
- *(j) Willoughby, Ohio, approximately $200,400 per quarter, terminates on December 31, 2019*

[5] *The Company, through its hospital facilities, has entered into the following contracts. A contract for the provision of education services related to its residential treatment center. This contract terminates on May 31, 2006 and has payments due of $12,004 monthly. A pharmaceutical services agreement with a monthly payment of $14,018 that terminates on July 31, 2006. Clinical Director contracts that terminate on October 31, 2006, March 31, 2007 and December 31, 2007 with monthly payments of $12,500, $12,500 and $4,167, respectively. A dietary management services contract with a monthly payment of approximately $10,200 that terminates on June 15, 2008. The joint venture with the Thomas Scattergood Behavioral Health Foundation requires that $5.5 million be expended for capital expenditures for Friends hospital over the first five operating years (2006 – 2010). The long-term operating lease agreement associated with Laurelwood Hospital requires the Company to contribute $41,666 each December 31st beginning December 31, 2007 and ending December 31, 2012.*

[6] *$2,742,642 of the $3,873,571 in Other Non-Current Liabilities reflected on the Company's balance sheet is included in this table to reflect future payment obligations associated with workers compensation, professional liability, and the long-term portion of the employees' vacation accrual. The Company has reflected these payments under "other", as the timing of these future payments is dependent on the actual processing of the claims and when an employee takes vacation beyond the amount recorded in the current portion of the vacation accrual in our financial statements. The payments of $424,733 and $209,113 in the fiscal years 2007 and 2008 are for lease obligations related to the EAP Services group reorganization, previously discussed in this document. The remaining $470,000 is a non-contractual contingency reserve.*

Contractual obligations represent future cash commitments and liabilities under agreements with third parties, and exclude contingent liabilities for which the Company cannot reasonably predict the amount(s) or timing of future payments, if any. See Note 14 "Commitments and Contingencies" to the Consolidated Financial Statements of the Company included elsewhere herein.

Inflation and Economic Trends

Although inflation has not had a material impact on our results of operations, the health care industry is very labor intensive, and salaries and benefits are subject to inflationary pressures as are rising supply costs that tend to escalate as vendors pass on the rising costs through price increases. Some of our freestanding owned, leased and managed inpatient behavioral health care facilities we operate are experiencing the effects of the tight labor market, including a shortage of nurses, which has caused and may continue to cause an increase in our salaries, wages and benefits expense in excess of the inflation rate. Although we cannot predict our ability to cover future cost increases, management believes that through adherence to cost containment policies, labor management and reasonable price increases, the effects of inflation on future operating margins should be manageable. Our ability to pass on increased costs associated with providing health care to Medicare and Medicaid patients is limited due to various federal, state and local laws that have been enacted which, in certain cases, limit our ability to increase prices. In addition, as a result of increasing regulatory and competitive pressures and a continuing industry wide shift of patients into managed care plans, our ability to maintain margins through price increases to non-Medicare patients is limited.

The behavioral health care industry is typically not directly impacted by periods of recession, erosions of consumer confidence or other general economic trends as most health care services are not considered a component of discretionary spending. However, our inpatient facilities may be indirectly negatively impacted to the extent such economic conditions result in decreased reimbursements by federal or state governments or managed care payers. We are not aware of any economic trends that would prevent us from being able to remain in compliance with all of our debt covenants and to meet all required obligations and commitments in the near future.

Critical Accounting Policies and Estimates

This discussion should be read in conjunction with Note 2 "Significant Accounting Policies and Estimates" in Notes to Consolidated Financial Statements included elsewhere herein which describes in more detail the Company's significant accounting policies and estimates.

The preparation of these financial statements requires the use of estimates, judgements and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting periods. The Company's senior management and independent auditor have discussed the critical accounting estimates with the Company's audit committee.

The Company continually evaluates its accounting policies and the estimates it uses to prepare the consolidated financial statements. In general, the estimates are based on historical experience, on information from third party professionals and on various other sources and assumptions that are believed to be reasonable under the facts and circumstances. Management considers an accounting estimate to be critical if:

- it requires assumptions to be made that were uncertain at the time the estimate was made, and
- changes in the estimate, or the use of different estimating methods that could have been selected, could have a material impact on the Company's consolidated results of operations or financial condition.

The following presents information about the Company's most critical accounting estimates.

Allowances for Doubtful Accounts. The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Allowances are based on the likelihood of recoverability of accounts receivable considering such factors as past experience and taking into account current collection trends that are expected to continue. Factors taken into consideration in estimating the allowance are amounts past due, in dispute, or a client that the Company believes might be having financial difficulties. If economic, industry, or specific customer business trends worsen beyond earlier estimates, the Company increases the allowances for doubtful accounts by recording additional expense. Legal fees expended in the pursuit of the outstanding amounts are considered "recovered" prior to the reversal of any previously written off bad debt.

The primary collection risk with regard to patient receivables associated with the Company's behavioral health hospitals lies with uninsured patient accounts or patient accounts whereby the primary insurance carrier has paid the amounts covered by the applicable agreement, but the portion of the amount that is the patient's responsibility (primarily deductibles and co-payments) remains outstanding. The Company estimates the allowance for doubtful accounts primarily based upon the age of the patients accounts receivable, the patients' economic ability to pay and the effectiveness of historical collection efforts. The Company continually monitors its accounts receivable balances and utilizes cash collection data to support its estimates of the provision for doubtful accounts. Significant changes in payor mix or business office operations could have a significant impact on the Company's results of operations and cash flows.

Allowance for Contractual Discounts. With regard to the Company's behavioral health hospitals, the Medicare and Medicaid regulations are complex and various managed care contracts may include multiple reimbursement mechanisms for different types of services provided and cost settlement provisions requiring complex calculations and assumptions subject to interpretation. The Company estimates the allowance for contractual discounts on a payor-specific basis given its interpretation of the applicable regulations or contract terms. The services authorized and provided and related reimbursements are often subject to interpretation that could result in payments that differ from the Company's estimates in the near term. Additionally, updated regulations and contract renegotiations occur frequently necessitating continual review and assessment of the estimation process by management. Contractual discounts are reported as deductions from patient service revenue at the time the service is rendered.

Medical Claims. Medical claims payable represent the liability for healthcare claims reported but not yet paid and claims incurred but not yet reported ("IBNR") related to the Company's managed behavioral healthcare business. The IBNR portion of medical claims payable is estimated based upon authorized healthcare services, past claims payment experience for member groups, enrollment data, utilization statistics and other factors using both accounting and actuarial methodologies. Although variability is inherent in such estimates, management believes the recorded liability for medical claims payable is adequate. Medical claim payable balances are monitored and reviewed monthly and actuarially certified, by a third party actuarial firm, on an annual basis. Changes in assumptions for care costs caused by changes in actual or expected experience could cause these estimates to change significantly. Reserves for these liabilities at August 31, 2005 and 2004 were $2.8 million and $2.5 million, respectively. A 10% increase in the assumed utilization of healthcare services would reduce net income by $1.5 million after tax on an annualized basis. This charge would impact the Company's EAP Services group.

Goodwill and Intangible Assets. Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired, net of liabilities assumed. Intangibles consist of the separately identifiable intangibles, such as contract valuations, non-competes and trade names. At August 31, 2005 goodwill and intangible assets represented 43.0% of total assets. Contract valuations represent the fair value of management contracts and service contracts purchased and are being amortized using the straight–line method over seven years. Other intangibles are being amortized over their expected useful lives. Per the provisions of SFAS No. 142, the Company performs an annual goodwill impairment review, for each business service group as defined in Note 10 "Goodwill and Other Intangible Assets" to the Consolidated Financial Statements, in the third quarter of each fiscal year or when events or changes in circumstances indicate the carrying value may not be recoverable. Indicators that the Company considers important that could trigger an impairment review include, without limitation, (i) significant under-performance or loss of key contracts acquired in an acquisition relative to expected historical or projected future operating results; (ii) significant changes in the manner or use of the acquired assets or the strategy of the Company's overall the manner or use of the acquired assets or the strategy of the Company's overall business; (iii) significant negative industry or economic trends; (iv) increased competitive pressures; (v) a significant decline in the Company's stock price for a sustained period; and (vi) regulatory changes. In assessing the recoverability of the Company's goodwill and intangibles, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. The fair value of the asset could be different using different estimating methods and assumptions in these valuation techniques resulting in a possible impairment of the intangible assets and/or goodwill, or alternatively an acceleration in amortization expense may result. An impairment charge would reduce operating income in the period it was determined that the charge was needed. As a result of the May 31, 2005 impairment testing, no impairment adjustments were deemed necessary.

SFAS 142 discontinued the amortization of goodwill and generally requires that goodwill impairment be tested annually using a two-step process. The first step is to identify a potential impairment. The second step measures the amount of the impairment loss, if any. However, intangible assets with indefinite lives are to be tested for impairment using a one-step process that compares the fair value to the carrying amount of the asset. Because of the significance of the identified intangible assets and goodwill to the Company's consolidated balance sheet, annual or interim impairment analyses are important. Changes in key assumptions about the business and its prospects, or changes in market conditions or other external factors, could result in an impairment charge and such a charge could have a material adverse effect on the Company's financial condition and results of operations. The Company elected to conduct the annual impairment testing during its fiscal year third quarter. As a result of the May 31, 2005 impairment testing, no impairment adjustments were deemed necessary.

Reserves for Employee Health and Workers' Compensation Benefits. These reserves represent accruals for estimated claims incurred, but unpaid or not reported. The accruals are based on a number of factors including historical experience, industry trends and recent claims history and are subject to ongoing revision as conditions might change and as new data may be presented. In estimating the liability for claims, the Company obtains an estimate from a third party actuarial firm, which calculates an estimate using historical experiences and estimates of claim costs as well as numerous assumptions regarding factors relevant to the derivation of an estimate of future claim costs. Reserves for employee health benefits at August 31, 2005 and 2004 were $1,190,911 and $942,606, respectively. The reserve was higher at August 31, 2005 due to the increase in the Company's employee base. Reserves for workers' compensation at August 31, 2005 and 2004 were $1,213,896 and $1,087,730, respectively. The increase in the reserve is primarily due to the increase in the Company's employee base. Reserve estimates are expected values of the amounts required to pay claims reported or incurred through August 31, 2005 and includes a reasonable additional reserve to account for a possible adverse deviation from the expected values estimated.

Self-Insurance Reserves. This reserve represents an accrual for certain general and professional liability claims filed and for claims incurred, but not reported. Estimates of the aggregate or portions of claims pursuant to the Company's self-insurance retentions, and liability for uninsured claims incurred are determined by using actuarial assumptions followed in the insurance industry and historical experience. In estimating the liability for claims, the Company obtains an estimate from a third party actuarial firm, which calculates an estimate using historical experiences and estimates of claim costs as well as numerous assumptions regarding factors relevant to the derivation of an estimate of future claim costs. The Company takes into account those estimates when determining the appropriate reserves. Reserves for these liabilities at August 31, 2005 and 2004 were $1,441,879 and $1,433,493, respectively. The third-party actuarial firm's analysis resulted in a higher reserve at August 31, 2005 when compared to the results of the analysis at August 31, 2004. Reserve estimates are expected values of the amounts required to pay claims reported or incurred through August 31, 2005 and include a reasonable additional reserve to account for a possible adverse deviation from the expected values estimated.

Quantitative And Qualitative Disclosures About Market Risk

In its normal operations, the Company has market risk exposure to interest rates due to its interest bearing debt obligations, which are entered into for purposes other than trading. To manage its exposure to changes in interest rates, the Company uses both variable rate debt and fixed rate debt of short duration with maturities ranging from 30 to 180 days. The Company has historically estimated its market risk exposure using sensitivity analyses assuming a 10% change in market rates. As of August 31, 2005, the Company did not have any debt obligations outstanding under its credit facility and therefore is currently not subject to market risk exposure.

	August 31, 2005	August 31, 2004
CURRENT ASSETS:		
Cash and cash equivalents	$ 8,088,603	$ 1,907,708
Accounts receivable less allowance for doubtful accounts of $5,741,106 and $2,412,152 at August 31, 2005 and 2004, respectively	28,876,368	22,058,989
Prepaid expenses and supplies	4,822,476	573,230
Other receivables	2,161,236	964,969
Other assets	3,084,519	806,019
Income taxes receivable	–	51,886
Deferred taxes	4,998,133	2,426,199
Residual current assets from divested entity	1,322,129	–
TOTAL CURRENT ASSETS	53,353,464	28,789,000
Property and equipment, net	51,698,343	28,801,497
Goodwill	74,227,781	83,723,888
Other indefinite life intangibles	3,886,641	795,988
Contracts, net of accumulated amortization of $6,945,723 and $6,184,217 at August 31, 2005 and 2004, respectively	2,869,020	2,405,526
Other intangibles, net of accumulated amortization of $342,887 and $458,460 at August 31, 2005 and 2004, respectively	100,127	318,554
Residual non-current assets from divested entity	1,751,824	430,434
Other non-current assets – discontinued operations	655,343	–
TOTAL ASSETS	$188,542,543	$ 145,264,887
CURRENT LIABILITIES:		
Accounts payable	$ 4,656,961	$ 2,772,608
Employee compensation and benefits	11,791,701	9,244,235
Medical claims payable	2,837,842	2,461,535
Accrued expenses and unearned revenue	12,922,955	8,750,459
Residual current liabilities from divested entity	1,653,974	–
TOTAL CURRENT LIABILITIES	33,863,433	23,228,837
Other non-current liabilities	3,873,571	1,570,386
Long-term debt	–	40,000,000
Deferred income taxes	3,691,207	4,641,257
Residual non-current liabilities from divested entity	127,940	–
TOTAL LIABILITIES	41,556,151	69,440,480
Minority interest	3,865,045	–
Commitments and contingencies		
STOCKHOLDERS' EQUITY:		
Preferred stock, $.10 par value, 500,000 shares authorized; none issued or outstanding	–	–
Common stock, $.01 par value, 40,000,000 shares authorized; 14,906,772 shares issued and 14,899,127 shares outstanding at August 31, 2005, and 11,326,198 shares issued and 11,134,838 outstanding at August 31, 2004	149,068	113,262
Additional paid-in capital	84,020,341	23,083,887
Retained earnings	59,150,173	54,165,761
Treasury stock, at cost, 7,645 shares at August 31, 2005 and 191,360 shares at August 31, 2004	(198,235)	(1,538,503)
TOTAL STOCKHOLDERS' EQUITY	143,121,347	75,824,407
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$188,542,543	$ 145,264,887

See accompanying notes to consolidated financial statements.

	Fiscal Years Ended August 31,		
	2005	2004	2003
Revenue	$ 207,392,327	$ 161,824,612	$ 144,337,311
Cost of services (exclusive of depreciation shown separately below)	160,032,568	121,554,086	109,890,095
Selling, general and administrative	23,219,830	18,834,487	18,261,990
Provision for (recovery of) doubtful accounts	4,381,681	869,079	(909,518)
Impairment loss on building	1,015,241	–	–
Depreciation and amortization	3,387,388	2,794,832	2,419,104
Operating income	15,355,619	17,772,128	14,675,640
Other income (expense):			
Interest expense	(1,573,082)	(1,353,528)	(661,856)
Interest income and other	275,245	46,684	103,031
Income before income taxes, minority interest and discontinued operations	14,057,782	16,465,284	14,116,815
Income tax provision	5,331,951	6,252,038	5,395,203
Minority interest, net	(15,262)	–	–
Income from continuing operations	8,741,093	10,213,246	8,721,612
Discontinued operations:			
(Loss) income from discontinued operations, net	(488,092)	561,942	860,630
Loss on disposal of discontinued operations, net	(3,102,469)	–	–
Discontinued operations	(3,590,561)	561,942	860,630
Net Income	$ 5,150,532	$ 10,775,188	$ 9,582,242
Basic earnings per common share:			
Continuing operations	$ 0.68	$ 0.94	$ 0.83
Discontinued operations	(0.28)	0.05	0.08
	$ 0.40	$ 0.99	$ 0.91
Diluted earnings per common share:			
Continuing operations	$ 0.66	$ 0.90	$ 0.77
Discontinued operations	(0.27)	0.05	0.08
	$ 0.39	$ 0.95	$ 0.85
Weighted average shares outstanding:			
Basic	12,829,141	10,848,866	10,499,561
Diluted	13,306,444	11,346,001	11,283,236

See accompanying notes to consolidated financial statements.

	Shares	Common Stock Amount	Additional Paid–In Capital	Retained Earnings	Treasury Shares	Treasury Stock, at Cost	Total
Balance at August 31, 2002, as reported	7,267,750	$ 72,678	$20,278,568	$ 51,877,878	1,799,203	$ (11,495,637)	$ 60,733,487
Retroactive effect of 100% stock dividend – June 15, 2005	4,058,448	40,584	–	(15,753,246)	(1,604,651)	15,712,662	–
Balance as of August 31, 2002, as restated	11,326,198	113,262	20,278,568	36,124,632	194,552	4,217,025	60,733,487
Net income	–	–	–	9,582,242	–	–	9,582,242
Purchase of treasury stock	–	–	–	–	656,659	(9,645,540)	(9,645,540)
Tax benefit associated with stock options exercised	–	–	696,665	–	–	–	696,665
Employee stock purchases	–	–	69,480	–	(10,774)	84,992	154,472
Exercise of stock options:							
Issuance of treasury stock	–	–	(69,480)	(1,544,802)	(574,277)	4,844,976	3,230,694
Employee surrenders for tax payments	–	–	–	–	60,394	(960,458)	(960,458)
Balance at August 31, 2003	11,326,198	$113,262	$20,975,233	$ 44,162,072	326,554	$ (1,459,005)	$ 63,791,562
Net income	–	–	–	10,775,188	–	–	10,775,188
Purchase of treasury stock	–	–	–	–	48,249	(1,177,276)	(1,177,276)
Tax benefit associated with stock options exercised	–	–	2,108,654	–	–	–	2,108,654
Employee stock purchases	–	–	99,243	–	(13,887)	129,456	228,699
Exercise of stock options:							
Issuance of treasury stock	–	–	(99,243)	(771,499)	(206,181)	1,834,870	964,128
Employee surrenders for tax payments	–	–	–	–	36,625	(866,548)	(866,548)
Balance at August 31, 2004	11,326,198	$113,262	$23,083,887	$ 54,165,761	191,360	$ (1,538,503)	$ 75,824,407
Net income	–	–	–	5,150,532	–	–	5,150,532
Follow–on public offering	3,450,000	34,500	58,397,996	(17,250)	–	–	58,415,246
Purchase of treasury stock	–	–	–	–	9,683	(292,523)	(292,523)
Tax benefit associated with stock options exercised	–	–	1,778,325	–	–	–	1,778,325
Employee stock purchases	22,660	227	376,525	–	(9,352)	89,829	466,581
Exercise of stock options:							
Issuance of shares	107,914	1,079	486,468	–	–	–	487,547
Issuance of treasury stock	–	–	(102,860)	(148,871)	(197,065)	1,903,547	1,651,816
Employee surrenders for tax payments	–	–	–	–	13,019	(360,585)	(360,585)
Balance at August 31, 2005	14,906,772	$149,068	$84,020,341	$ 59,150,173	7,645	$ (198,235)	$143,121,347

Treasury shares reported were not affected by the two–for–one stock split. The split in the form of a 100% stock dividend was only issued on common shares outstanding at the close of business on May 31, 2005.

See accompanying notes to consolidated financial statements.

	Fiscal Years Ended August 31,		
	2005	2004	2003
Operating activities:			
Net income	$ 5,150,532	$ 10,775,188	$ 9,582,242
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for (recovery of) doubtful accounts	4,381,681	810,404	(614,784)
Depreciation and amortization	3,387,388	2,924,667	2,581,245
Deferred income taxes	(4,567,323)	1,167,940	1,584,896
Tax benefit associated with stock options exercised	1,778,325	2,108,654	696,665
Loss on disposal of property and equipment	9,707	–	(15,250)
Loss on disposal of discontinued operations	4,822,516	–	–
Net loss on write down of building	1,015,241	–	–
(Decrease) in minority interest	(15,262)	–	–
Changes in operating assets and liabilities, net of assets acquired/sold:			
(Increase) decrease in accounts receivable	(8,250,675)	(8,077,498)	21,883
(Increase) decrease in income taxes receivable	(94,757)	502,105	(327,131)
(Increase) decrease in other receivables	(1,401,738)	325,591	(184,220)
(Increase) decrease in prepaid expenses and supplies	(3,490,229)	237,995	(62,197)
(Increase) in other assets	(243,077)	(152,334)	(271,174)
Increase in accounts payable, employee compensation and benefits, medical claims payable, accrued expenses and unearned revenues	7,492,261	1,674,661	222,114
Increase in other non-current liabilities	2,414,344	139,718	315,040
Net cash provided by operating activities	12,388,934	12,437,091	13,529,329
Investing activities:			
Purchases of property and equipment	(3,148,685)	(1,774,529)	(4,948,302)
Proceeds from sale of property and equipment	8,230	–	15,250
Purchase price adjustment for Choice Health	351,996		
Payment for Michiana Behavioral Health Center price adjustment	(11,216)	–	–
Payment for Poplar Springs Hospital price adjustment	(423,012)	–	–
Payment for purchase of Friends Behavioral Health System	(16,372,198)	–	–
Payment for purchase of River Park Hospital	(11,181,236)	–	–
Proceeds from sale of ProCare One Nurses	4,200,000	–	–
Payment for purchase of Michiana Behavioral Health Center	–	(6,198,221)	–
Payment for purchase of Poplar Springs Hospital	–	(29,650,992)	–
Payment for purchase of EAP International, net of cash acquired	–	–	(3,259,870)
Payment for purchase of Integrated Insights, net of cash acquired	–	–	(4,178,489)
Payment for Integrated Insights price adjustment	–	(27,290)	–
Net cash used in investing activities	(26,576,121)	(37,651,032)	(12,371,411)

	Fiscal Years Ended August 31,		
	2005	2004	2003
Financing activities:			
Payments on long-term debt	(91,600,000)	(111,300,000)	(72,900,000)
Borrowing under lines of credit	51,600,000	137,300,000	76,900,000
Proceeds from follow-on public offering of common stock	58,415,246	-	-
Cash provided in exercise of Options/Employee Stock Purchase Plan	2,605,944	1,192,827	3,385,166
Purchases of treasury stock	(653,108)	(2,043,824)	(10,605,998)
Net cash provided by (used in) financing activities	20,368,082	25,149,003	(3,220,832)
Net increase (decrease) in cash and cash equivalents	6,180,895	(64,938)	(2,062,914)
Cash and cash equivalents at beginning of year	1,907,708	1,972,646	4,035,560
Cash and cash equivalents at end of year	$ 8,088,603	$ 1,907,708	$ 1,972,646
Supplemental disclosure of cash flow information			
Net cash paid during the period for:			
Interest	$ 1,033,257	$ 611,404	$ 397,405
Income taxes	$ 5,882,619	$ 2,878,691	$ 4,081,932

	2005 [a]	2004 [b]	2003 [c]
Non-cash investing activities:			
Fair value of assets acquired	$ 34,510,410	$ 36,665,805	$ 8,886,432
Cash paid	(27,553,434)	(35,849,213)	(7,641,084)
Liabilities assumed	$ 6,956,976	$ 816,592	$ 1,245,348

[a] Consists of the purchase of Friends Behavioral Health System effective July 1, 2005 and the purchase of River Park Hospital effective August 1, 2005. See Note 5 "Acquisitions" elsewhere herein this document.

[b] Consists of the purchase of Michiana Behavioral Health Center effective April 1, 2004 and the purchase of Poplar Springs Hospital effective June 1, 2004. See Note 5 "Acquisitions" elsewhere herein this document.

[c] Consists of the purchase of EAP, International effective November 1, 2002 and the purchase of Integrated Insights effective June 30, 2003. See Note 5 "Acquisitions" elsewhere herein this document.

See accompanying notes to the consolidated financial statements.

1. ORGANIZATION

Horizon Health Corporation ("the Company"), d/b/a Horizon Health, is a diversified health care services provider. It is a leading contract manager of clinical and related services, primarily of behavioral health and physical rehabilitation programs, offered by acute care hospitals in the United States. The management contracts are generally for initial terms ranging from three to five years, the majority of which have automatic renewal provisions. The Company owns/leases and operates five behavioral health care hospitals and related facilities, which provide behavioral health care programs for children, adolescents, and adults. The Company also offers an array of behavioral healthcare products to corporate clients, government agencies and third party administrators through employee assistance programs.

During fiscal year 2005, the Company offered at-risk managed behavioral health services to self-funded employee groups, insurance companies and commercial HMO & PPO plans through its EAP Services group. As of August 31, 2005, all contracts for managed behavioral healthcare services on an at-risk basis were terminated as a result of the reorganization of the EAP Services group. See Note 16 "EAP Services Reorganization and Related Impairments" for additional information.

During fiscal year 2005, the Company offered specialized temporary nurse staffing services to acute care hospitals through ProCare One Nurses. The Company indicated that it was evaluating various alternatives to this line of business. ProCare One Nurses was sold on August 29, 2005 and the Company no longer provides these services. See Note 6 "Discontinued Operations" for additional information.

The Company currently has offices in Denver, Colorado; Richmond, Virginia; and San Diego, California; and behavioral health care facilities in Plymouth, Indiana; Petersburg, Virginia; Willoughby, Ohio; Philadelphia, Pennsylvania; and Huntington, West Virginia. The Company's National Support Center and EAP Call Center is in the Dallas suburb of Lewisville, Texas.

The Company was formed in July 1989 for the purpose of acquiring all the assets of two companies. One of these companies, known as Horizon Health Management Company, was formed in 1981 and since that time was engaged in the behavioral health contract management business. The other company owned a freestanding psychiatric hospital in California. Effective March 1, 1990, the assets constituting the contract management business and the psychiatric hospital of the two companies were transferred to the Company.

Since its formation, the Company has completed nineteen acquisitions, including the following seven consummated in the last three fiscal years:

- Effective August 1, 2005, the Company acquired the assets of River Park Hospital, a 165-bed behavioral health facility located in Huntington, West Virginia, and the stock of an affiliated management company through a stock purchase agreement. River Park Hospital has been consolidated with the Company since August 1, 2005.
- Effective July 1, 2005, the Company formed a joint venture with the Thomas Scattergood Behavioral Health Foundation, a 501(c)(3) charitable organization, and the joint venture acquired Friends Hospital, a 192-bed behavioral health hospital and a 27-bed adult residential treatment center located in Philadelphia, Pennsylvania. Prior to the acquisition, Friends Hospital was owned by the Thomas Scattergood Behavioral Health Foundation. Friends Hospital has been consolidated with the Company since July 1, 2005.
- Effective January 1, 2005, the Company entered into a long-term operating lease agreement of Laurelwood Hospital, a 160-bed behavioral health hospital located in Willoughby, Ohio, a suburb of Cleveland.
- Effective June 1, 2004, the Company acquired the assets of PSH Acquisition Corporation ("PSH"), which operates five behavioral facilities (three owned and two leased) with a total licensed capacity of 187 beds, in the central Virginia region. The facilities have been consolidated with the Company since June 1, 2004.
- Effective April 1, 2004, the Company acquired the assets of Northern Indiana Hospital, an 80-bed behavioral health hospital located in Plymouth, Indiana. The Company operates the facility under the name "Michiana Behavioral Health Center" and it has been consolidated with the Company since April 1, 2004.

- Effective June 30, 2003, the Company purchased all of the capital stock of privately held Health and Human Resource Center, Inc., d/b/a Integrated Insights. Integrated Insights has been consolidated with the Company since July 1, 2003.
- Effective November 1, 2002, the Company purchased all of the capital stock of Employee Assistance Programs International, Inc. ("EAP International"). EAP International has been consolidated with the Company since November 1, 2002.

2. SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

The Company continually evaluates its accounting policies and the estimates it uses to prepare the consolidated financial statements. In general, the estimates are based on historical experience, on information from third party professionals and on various other assumptions that are believed to be reasonable under the facts and circumstances. In the Company's opinion, the significant accounting policies most important to aid in understanding its financial results are the following:

Consolidation. The consolidated financial statements include those of the Company and its wholly owned and majority owned subsidiaries and one joint venture in which a controlling interest is held. The joint venture is included in the consolidated financial statements of the Company and the 20% minority interest component is reflected separately before commitments and contingencies in the balance sheet. Investments in unconsolidated affiliated companies are accounted for on the equity method. All significant intercompany accounts and transactions are eliminated in consolidation.

Cash and Cash Equivalents. Cash and cash equivalents primarily include highly liquid investments with original maturities of three months or less when purchased. The carrying amount approximates fair value due to the short maturity of these instruments.

Allowances for Doubtful Accounts. The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Allowances are based on the likelihood of recoverability of accounts receivable considering such factors as past experience and taking into account current collection trends that are expected to continue. Factors taken into consideration in estimating the allowance are amounts past due, in dispute, or a client which the Company believes might be having financial difficulties. If economic, industry, or specific customer business trends worsen beyond earlier estimates, the Company increases the allowances for doubtful accounts by recording additional expense. Legal fees expended in the pursuit of the outstanding amounts are considered "recovered" prior to the reversal of any previously written off bad debt.

The primary collection risk with regard to patient receivables associated with the Company's behavioral health care facilities, lies with uninsured patient accounts or patient accounts whereby the primary insurance carrier has paid the amounts covered by the applicable agreement, but the portion of the amount that is the patient's responsibility (primarily deductibles and co-payments) remains outstanding. The Company estimates the allowance for doubtful accounts primarily based upon the age of the patients accounts receivable, the patients' economic ability to pay and the effectiveness of historical collection efforts. The Company continually monitors its accounts receivable balances and utilizes cash collection data to support its estimates of the provision for doubtful accounts. Significant changes in payor mix or business office operations could have a significant impact on the Company's results of operations and cash flows.

Allowances for Contractual Discounts. With regard to the Company's owned behavioral health care facilities, the Medicare and Medicaid regulations are complex and various managed care contracts may include multiple reimbursement mechanisms for different types of services provided and cost settlement provisions requiring complex calculations and assumptions subject to interpretation. The Company estimates the allowance for contractual discounts on a payor-specific basis given its interpretation of the applicable regulations or contract terms. The services authorized and provided and related reimbursements are often subject to interpretation that could result in payments that differ from the Company's estimates in the near term. Additionally, updated regulations and contract renegotiations occur frequently necessitating continual review and assessment of the estimation process by management. Contractual discounts are reported as deductions from patient service revenue at the time the service is rendered.

Property and Equipment. Property and equipment are recorded at cost. Depreciation expense is recorded on the straight-line basis over estimated useful lives. The useful lives of the buildings are estimated to be between twenty-five to forty years. The useful lives of computer hardware and software are estimated to be three years. The useful lives of furniture and fixtures, and transportation equipment are estimated to be five years. The useful life of office equipment is estimated to be three years. Building improvements are recorded at cost and amortized over the estimated useful lives of the improvements or the terms of the underlying lease whichever is shorter. Routine maintenance, repair items, and customer facility and site improvements are charged to current operations.

Accounting for Intangible Assets and Goodwill. The cost of acquired companies is allocated first to their identifiable assets based on estimated fair values, and then to goodwill. Costs allocated to identifiable intangible assets are generally amortized on a straight-line basis over the remaining estimated useful lives of the assets. The excess of the purchase price over the fair value of identifiable assets acquired, net of liabilities assumed, is recorded as goodwill. The Company's identifiable intangible assets, which are subject to amortization, consist of contracts, consulting agreements and non-compete agreements. The Company's indefinite life intangible assets, which are not subject to amortization, include a Knox-Keene license (to operate as a specialized healthcare plan in California), trade names, and a Certificate of Need. The Company follows the requirements of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. ("SFAS") 141 *Business Combinations* ("SFAS 141") and SFAS 142 *Goodwill and Other Intangible Assets* ("SFAS 142"). SFAS 141 addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination, whether acquired individually or with a group of other assets, and the accounting and reporting for goodwill and other intangibles subsequent to their acquisition. These standards require all future business combinations be accounted for using the purchase method of accounting and that goodwill and certain indefinite life intangible assets not be amortized, but instead to be subject to impairment tests at least annually. See Note 11 *"Goodwill and Other Intangible Assets"* for additional information regarding these assets.

Accounting for intangible assets and goodwill requires significant estimates and judgment, especially as to: a) the valuation in connection with the initial purchase price allocation and b) the ongoing evaluation for impairment. For each acquisition, a valuation was completed to determine a reasonable purchase price allocation. Upon completion of the allocation process an amount was assigned to various identified assets including intangible assets and the remainder was assigned to goodwill. The purchase price allocation process requires estimates and judgments as to expectations for the various businesses and business strategies. For example, certain growth rates were assumed for each business. Additionally, different operating margins for each type of service offering were included in the estimates. If actual growth rates or operating margins, among other assumptions, differ significantly from the estimate and judgments used in the purchase price allocation, a possible impairment of the intangible assets and/or goodwill or an acceleration in amortization expense may result.

In addition, SFAS 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), discontinued the amortization of goodwill and generally requires that goodwill impairment be tested annually using a two-step process. The first step is to identify a potential impairment. The second step measures the amount of the impairment loss, if any. However, intangible assets with indefinite lives are to be tested for impairment using a one-step process that compares the fair value to the carrying amount of the asset. Because of the significance of the identified intangible assets and goodwill to the Company's consolidated balance sheet, annual or interim impairment analyses are important. Changes in key assumptions about the business and its prospects, or changes in market conditions or other external factors, could result in an impairment charge and such a charge could have a material adverse effect on the Company's financial condition and results of operations.

Contracts represent the fair value of management contracts and service contracts purchased and are being amortized using the straight-line method over seven years. Other intangibles primarily include the fair value of trade names and non-compete agreements, which are being amortized over their expected useful lives.

Treasury Stock. The Company accounts for treasury stock using the cost method. Gains on sales of treasury stock are credited to Additional Paid in Capital ("APIC"), losses are charged to APIC to the extent that previous net gains from sales are included therein, otherwise to retained earnings.

Medical Claims. Medical claims payable represent the liability for healthcare claims reported but not yet paid and claims incurred but not yet reported ("IBNR") related to the Company's managed behavioral healthcare business. The IBNR portion of medical claims payable is estimated based upon authorized healthcare services, past claims payment experience for member groups, enrollment data, utilization statistics and other factors using both accounting and actuarial methodologies. Although variability is inherent in such estimates, management believes the recorded liability for medical claims payable is adequate. Medical claim payable balances are continually monitored and reviewed. Changes in assumptions for care costs caused by changes in actual or expected utilization experience could cause these estimates to change significantly.

Employee Health and Workers Compensation Benefits. The Company retains a significant amount of self-insurance risk for its employee health and workers' compensation benefits. The Company maintains stop-loss insurance such that the Company's liability is subject to certain individual and aggregate limits, as applicable. Each month end the Company records an accrued expense for estimated benefit claims incurred but unpaid or not reported at the end of such period. The Company estimates this accrual based on a number of factors including historical experience, industry trends and recent claims history. These accrual estimates are subject to ongoing revision as conditions might change and as new data may be presented. Adjustments to estimated liabilities are recorded in the accounting period in which the change in estimate occurs. Changes in assumptions for costs caused by changes in actual or expected utilization experience could cause these estimates to change significantly. In prior years, estimates of workers' compensation claims liability was allocated (based on payroll dollars) to the operating unit level. Effective September 1, 2003, the Company began recording these estimates at the general and administrative level with actual paid claims costs being recorded to the applicable operating unit.

Self-Insurance. Pursuant to various deductibles and retentions, the Company is self-insured for certain losses for general and professional liability claims and up to certain individual and aggregate stop losses relating to malpractice liability claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon management's estimates of the aggregate liability for uninsured claims incurred using actuarial assumptions followed in the insurance industry and historical experience. Although management believes it has the ability to adequately estimate losses related to claims, it is possible that actual results could differ from recorded self-insurance liabilities.

Revenue Recognition. Service revenue is generated by the Company's four business segments (service groups), which were in operation during fiscal year 2005, in the following categories:

(1) Contract management revenue, generated by two of Horizon Health's service groups, Behavioral Health Contract Management Services and Physical Rehabilitation Contract Management Services, is reported in the period the services are provided at the estimated net realizable amounts from contracted acute care hospitals for contract management services rendered. Adjustments are accrued on an estimated basis in the period they become known and are adjusted in future periods, if and when necessary.

    The fees received by the Company for its services under management contracts are paid directly by its client acute care hospitals. Contract management revenue is based on various criteria such as a fixed fee and/or variable components and may include per diem calculations based on patients per day or for defined periods, the number of admissions or discharges, direct expenses, or any combination of the preceding, depending on the specific contract. Generally, contract fees are paid on a monthly basis.

    Some management contracts include a clause, which states that the Company will indemnify the hospital for any third-party payor denials, including Medicare. At the time the charges are denied or anticipated to be denied, the Company records an allowance for 100% of the potential amount. The Company believes it has adequately provided for potential adjustments that may result from final settlement of potential denials, which amounts have historically not been material.

    Client acute care hospitals receive reimbursement under Medicare or Medicaid programs or payments from insurers, self-funded benefit plans or other third-party payors for the behavioral health and physical rehabilitation services provided to the patients of the programs managed by the Company. As a result, the availability and amount of such reimbursements, which are subject to change, may impact the decision of acute care hospitals regarding whether to offer behavioral health and physical rehabilitation services pursuant to management contract with the Company, as well as whether to continue such contracts (subject to contract termination provisions) and the amount of fees to be paid thereunder.

(2) Net patient service revenue, generated by the Company's Behavioral Health Hospital Services group, is recorded on the accrual basis in the period in which services are provided. Net patient service revenue includes amounts estimated by management to be reimbursable by Medicare, Medicaid and other payors under provisions of cost or prospective reimbursement formulas in effect. Amounts received are generally less than

the established billing rates and the differences (contractual discounts) are reported as deductions from patient service revenue at the time the service is rendered. The effects of other arrangements for providing services at less than established rates are also reported as deductions from patient service revenue.

The behavioral health hospitals provide charity care to patients who are financially unable to pay for the behavioral services they receive. Because the Company does not pursue collection of amounts determined to qualify as charity care, they are not reported in net patient service revenue.

Settlements under cost reimbursement agreements with third-party payors are estimated and recorded in the period in which the related services are rendered and are adjusted in future periods as final settlements are determined. Final determination of amounts earned under the Medicare and Medicaid and other third-party payor programs often occur in subsequent years because of audits by the programs, rights of appeal, and the application of numerous technical provisions. Settlements are considered in the recognition of net patient service revenue on an estimated basis in the period the related services are rendered, and such amounts are subsequently adjusted in future periods as adjustments become known or as years are no longer subject to such audits, review or investigations.

Final determination of amounts earned under prospective payment and cost-reimbursement activities is subject to review by appropriate governmental authorities or their agents. In the opinion of the Company's management, adequate provision has been made for adjustments that may result from such reviews.

(3) Premium and fees revenue, generated by the Horizon Health EAP Services group, is reported in the period services are provided at the estimated net realizable amounts as defined by client contracts for services rendered. Adjustments are accrued on an estimated basis in the period they become known and are adjusted in future periods if and when necessary.

Revenues are derived from EAP services, administrative service only contracts, and at-risk managed behavioral health services. The at-risk managed behavioral health service contracts were all terminated as of August 31, 2005. This revenue consists primarily of capitation payments, which are calculated on the basis of a per-member/per-month or a per-employee/per-month fee, but also include fee for service payments. For the at-risk managed behavioral health services contracts, the Company is 'at-risk' and bears the economic risk as to the adequacy of capitated revenue versus the actual cost of behavioral health care services provided to covered members by third parties.

Discontinued Operations. In accordance with the provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Asset*, the results of operations of the disposed assets and the losses related to the divestiture of ProCare One Nurses, LLC on August 29, 2005, have been classified as discontinued operations for all periods presented in the accompanying consolidated statements of operations. See Note 6 *"Discontinued Operations"*.

Earnings Per Share. Earnings per share has been computed in accordance with SFAS No. 128, *Earnings Per Share.* Basic earnings per share are computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that may occur if the Company's in the money stock options were exercised. Such dilutive potential common shares are calculated using the treasury stock method.

Accounting for Income Taxes. The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax basis of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. (See Note 13 *"Income Taxes"*.)

Based upon the Company's estimates of the sources, nature, and amount of expected future taxable income it determined that it is more likely than not that its deferred tax assets will be realized, resulting in no valuation allowance.

The Company evaluates quarterly the realizability of its deferred tax assets and accordingly adjusts its valuation allowance, if any as necessary. The factors used to assess the likelihood of realization include the Company's estimates of future taxable income and available tax initiatives that could be reasonably implemented to assure realization of the net deferred tax assets. The Company has used various appropriate tax initiatives and alternative tax treatments to realize or to renew net deferred tax assets in order to avoid the potential loss of tax benefits.

Failure to achieve forecasted taxable income amounts might affect the ultimate realization of all or portions of net deferred tax assets. Factors that may affect the Company's ability to achieve sufficient forecasted taxable income include general business conditions, increased competition, a change in Medicare or Medicare reimbursement, an increase in medical services utilization, etc., resulting in a decline in sales or margins.

Use of Estimates. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses recorded for the reporting periods in order to prepare the financial statements in conformity with generally accepted accounting principles. Management makes such estimates, for example, in the allowance for doubtful accounts, allowance for contractual discounts, medical claims, general and professional liability claims, employee health and workers' compensation benefits, etc. Future actual results experienced by the Company could differ from those estimates.

Reclassifications. Certain prior year amounts have been reclassified to conform to the current year presentation.

For all periods presented, "Stockholders' Equity" reflects a retroactive reclassification between common stock, retained earnings and treasury stock as a result of the June 15, 2005 two-for-one stock split.

In February 2005, a reclassification was made from "selling, general and administrative expense" to "interest expense" for costs related to the Company's existing credit facility. The costs included the amortization of capitalized costs, unused commitment fees, and the annual administrative fee. For comparative purposes, prior year balances were also reclassified.

In accordance with FASB Statement No.5, *Accounting for Contingencies* and further, pursuant to FASB Interpretation 39, *Offsetting of Amounts Related to Certain Contracts*, the Company records liabilities for estimated losses at the gross amount of expected claims and records corresponding receivables related to amounts expected to be received for claims exceeding applicable deductible or stop-loss limits. The Company has reclassified the balance sheet at August 31, 2004 related to these expected claims and receivables, which has resulted in an increase in "Other Receivables" and "Accrued Expenses and Unearned Revenue" of approximately $810,000.

New Accounting Standards

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections*, a replacement of APB Opinion No. 20, *Accounting Changes*, and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements*. The standard changes the requirements for accounting for and reporting of a voluntary change in accounting principle requiring a retrospective application to prior periods' financial statements of the change in principle unless it is impracticable rather than the recording of a cumulative effect of the change in accounting principle in net income in the year of change. The standard is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In March 2005, the FASB issued FIN 47, *Accounting for Conditional Asset Retirement Obligations*, an interpretation of FASB Statement No. 143 ("FIN 47"), which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005. The Company does not expect the adoption of FIN 47 to have a material impact on its financial statements.

In December 2004, FASB issued revised Financial Accounting Standards No. ("SFAS") 123R, *Share-Based Payment*. This statement amends SFAS 123, *Accounting for Stock-Based Compensation*. The statement eliminates the alternative to use APB Opinion No. 25, *Accounting for Stock Issued to Employees* that was provided in SFAS 123 as previously issued. SFAS 123R requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. The statement is effective as of the beginning of the first annual reporting period that begins after June 15, 2005. This statement will be effective for the Company for its fiscal year ending August 31, 2006.

3. STOCK OPTIONS AND OTHER STOCK AWARDS

On January 21, 2005, the stockholders of the Company approved the Horizon Health Corporation 2005 Omnibus Incentive Plan (the "Plan"), as detailed in the current report on Form 8-K filed January 21, 2005 and incorporated by reference herein. Under the plan, performance based awards, including stock options and restricted stock, may be granted from time to time as approved by the Compensation Committee of the Board of Directors. The maximum number of new shares of Common Stock that can be issued under the Plan is 600,000.

As of August 31, 2005, 15,000 shares have been reserved for stock options awarded under the Plan and 1,500 shares have been rewarded as restricted stock. In addition, certain executives were awarded deferred incentive bonuses for fiscal year 2005. These bonuses are based on the attainment of the corporate performance target for fiscal year 2005 and vest ratably over four years. The performance target was attained for fiscal year 2005 and these bonuses will be paid 50% in restricted common stock and 50% in cash in four equal installments, in the first fiscal quarter of fiscal years 2006 through 2009. The payment of each installment is subject to continued employment with the Company.

The 1989, 1995 and 1998 Stock Option Plans for employees and the 1995 Stock Option Plan for Eligible Outside Directors are collectively referred to as the "Prior Plans". The 1989 Plan has terminated in accordance with its terms and no further stock options may be granted under this plan. Upon approval of the 2005 Omnibus Incentive Plan, the remaining "Prior Plans" were terminated except with respect to stock options previously granted and outstanding under the "Prior Plans" and no further stock options may be granted under those plans. As of August 31, 2005, there were outstanding stock options for 1,313,718 shares that had been granted under the prior plans. Future grants of stock options may be made only under the 2005 Omnibus Incentive Plan.

The exercise prices of the options granted, equaled or exceeded the market value of the common stock at the date of the grant. The options generally vest ratably over five years from the date of grant and terminate ten years from the date of grant. The restricted stock vests ratably over five years from the date of grant.

The following table summarizes the status of the Plans:

	2005		2004		2003	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	1,793,162	$ 7.16	1,679,524	$ 4.69	2,907,098	$ 3.75
Granted	115,000	13.73	575,200	10.84	306,000	8.25
Exercised	(502,044)	4.26	(412,362)	2.34	(1,148,554)	2.82
Expired or canceled	(77,400)	8.68	(49,200)	6.19	(385,020)	5.99
Outstanding at end of year	1,328,718	8.73	1,793,162	7.16	1,679,524	4.69
Exercisable at end of year	592,418	6.88	787,958	4.91	827,714	3.18
Available for grant at end of year	583,500		240,136		689,180	

The following table summarizes information about options outstanding under the Plans at August 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$2.28 – 7.20	342,718	4.72	$ 4.35	249,418	$ 4.07
7.26 – 8.56	357,600	7.42	8.13	279,920	8.27
9.22 – 11.03	168,200	8.38	9.98	19,000	10.05
11.35 – 16.10	460,200	8.60	12.01	44,080	12.66

The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees* and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant.

FASB Statement No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS 123R, requires the expensing of Employee Stock Options (ESO's) for annual reporting periods beginning after June 15, 2005. Accordingly, the Company will adopt this standard effective with its fiscal year beginning September 1, 2005.

The following table illustrates the effect on net income and earnings per share of the Company had the Company applied the fair value recognition provisions of FASB Statement No. 123, as amended by SFAS 123R, relating to stock-based employee compensation.

In applying FASB Statement 123, as amended by SFAS 123R, the Company has reviewed various assumptions made within the Black-Scholes options pricing model, which was designed to value short-term traded options, and determined that the model be adjusted to allow for differences applicable to employee stock options from the attributes of the short-term traded options. The adjustments reflect a change to the expected life of the employee stock options as opposed to the historical option term of previously issued options, which was utilized in prior period calculations. In addition, the Company is now incorporating estimated forfeitures in its calculations. The prior year amounts have not been restated for the change in assumptions, however, all number of shares and per share amounts have been changed to reflect the impact of the June 15, 2005 two-for-one stock split.

	2005	2004	2003
Net income, as reported	$ 5,150,532	$ 10,775,188	$ 9,582,242
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	735,201	826,341	440,405
Pro forma net income	$ 4,415,331	$ 9,948,847	$ 9,141,837
Earnings per share:			
Basic			
As reported	$ 0.40	$ 0.99	$ 0.91
Pro forma	$ 0.34	$ 0.92	$ 0.87
Diluted			
As reported	$ 0.39	$ 0.95	$ 0.85
Pro forma	$ 0.33	$ 0.88	$ 0.81

In accordance with SFAS 123, the fair value of options at date of grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2005	2004	2003
Risk free interest rate	3.91%	4.09%	2.75%
Expected life (years)	6.4	7.3	6.4
Expected volatility	50.7%	52.0%	60.0%
Expected dividend yield	0.0%	0.0%	0.0%

In accordance with SFAS 123, the weighted average fair value of options granted during 2005, 2004, and 2003 was $6.32, $6.39, and $4.88 respectively.

4. EARNINGS PER SHARE

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per share computations for net income for the years ended August 31:

	2005			2004			2003		
	Net Income Numerator	Shares Denominator	Per Share Amount	Net Income Numerator	Shares Denominator (1)	Per Share Amount (1)	Net Income Numerator	Shares Denominator (1)	Per Share Amount (1)
Continuing Operations:									
Basic EPS	$ 8,741,093	12,829,141	$ 0.68	$10,213,246	10,848,866	$ 0.94	$ 8,721,612	10,499,561	$ 0.83
Effect of dilutive securities warrant and options		477,303			497,135			783,675	
Diluted EPS	$ 8,741,093	13,306,444	$ 0.66	$10,213,246	11,346,001	$ 0.90	$ 8,721,612	11,283,236	$ 0.77
Discontinued Operations:									
Basic EPS	$ (3,590,561)	12,829,141	$ (0.28)	$ 561,942	10,848,866	$ 0.05	$ 860,630	10,499,561	$ 0.08
Effect of dilutive securities warrant and options		477,303			497,135			783,675	
Diluted EPS	$ (3,590,561)	13,306,444	$ (0.27)	$ 561,942	11,346,001	$ 0.05	$ 860,630	11,283,236	$ 0.08
Total:									
Basic EPS	$ 5,150,532	12,829,141	$ 0.40	$10,775,188	10,848,866	$ 0.99	$ 9,582,242	10,499,561	$ 0.91
Effect of dilutive securities warrant and options		477,303			497,135			783,675	
Diluted EPS	$ 5,150,532	13,306,444	$ 0.39	$10,775,188	11,346,001	$ 0.95	$ 9,582,242	11,283,236	$ 0.85

(1) *The number of shares and per share amounts have been restated to reflect the impact of the June 15, 2005 two-for-one stock split.*

During 2005, 2004, and 2003 certain options to acquire common stock were not included in certain computations of EPS because the options exercise price was greater than the average market price of the common shares. The options excluded by quarter are as follows:

Quarter Ended	Options Excluded	Option Price Range
August 31, 2005	–	–
May 31, 2005	–	–
February 28, 2005	**30,067**	**$14.90 -$16.10**
November 30, 2004	**416,200**	**$11.03 -$12.50**
August 31, 2004	39,134	$11.65 -$12.50
May 31, 2004	8,000	$11.88
February 29, 2004	12,547	$11.65 -$11.88
November 30, 2003	21,000	$10.50 -$11.88
August 31, 2003	213,000	$8.51 -$11.88
May 31, 2003	110,880	$8.03 -$11.88
February 28, 2003	13,000	$8.18 -$11.88
November 30, 2002	193,400	$7.26 -$11.88

5. ACQUISITIONS AND ENTRY INTO A LONG-TERM OPERATING LEASE AGREEMENT

River Park Hospital

On August 1, 2005, the Company acquired substantially all the assets of River Park Hospital located in Huntington, West Virginia, pursuant to an Asset Purchase Agreement dated June 9, 2005, and purchased the stock of an affiliated management company through a Stock Purchase Agreement of the same date. The Company paid approximately $11.0 million in cash, which was paid out of available funds and no debt was incurred by the Company as a part of the transaction. The agreement also provides for additional variable payments in future years based on the future performance of the hospital. The Company accounted for the acquisition by the purchase method as required by generally accepted accounting principles. As of August 31, 2005, tangible assets acquired and liabilities assumed totaled $7,037,000 and $391,347, respectively. The purchase price of approximately $11.0 million exceeded the fair value of net tangible assets by $4,314,472 of which $750,472 is recorded as goodwill, $1,225,000 is assigned to the value of the contracts, and $2,339,000 is recorded as the value of certain indefinite life assets. The indefinite life assets are comprised of a Certificate of Need with an assigned value of $2,185,000 and a trade name with an assigned value of $154,000. River Park Hospital is a 165-bed behavioral health facility offering programs for adults, adolescents, children and families. Proforma financial data is not presented because the impact of this acquisition is not material to the Company's results of operations for any period presented.

Friends Hospital

On July 1, 2005, the Company formed a joint venture with the Thomas Scattergood Behavioral Health Foundation, a 501(c)(3) charitable organization and the joint venture acquired Friends Hospital located in Philadelphia, Pennsylvania. Prior to the acquisition, Friends hospital was owned by the Thomas Scattergood Behavioral Health Foundation. Horizon is an 80% member of the joint venture and the Thomas Scattergood Behavioral Health Foundation, is a 20% member of the joint venture. The agreement requires the joint venture to expend at least $5,500,000 in the first five operating years of the joint venture on capital expenditures related to Friends Hospital. The Company contributed approximately $15.5 million in cash to the joint venture which funds were used for the acquisition of the hospital by the joint venture. The contribution was paid out of available funds and no debt was incurred by the Company as a part of the transaction. The Company accounted for the acquisition by the purchase method as required by generally accepted accounting principles. As of August 31, 2005, the joint venture's tangible assets acquired and liabilities assumed totaled $21,664,204 and $2,685,342, respectively. In addition, a certain indefinite life asset, a trade name, in the amount of $422,651 was identified and recorded as a result of the transaction. The joint venture is included in the consolidated financial statements of the Company and the 20% minority interest of $3,865,045 is reflected separately at August 31, 2005. Friends Hospital consists of a 192-bed behavioral health hospital and a 27-bed adult residential treatment center. Proforma financial data is not presented because the impact of this acquisition is not material to the Company's results of operations for any period presented.

Laurelwood Hospital

On December 30, 2004, the Company entered into a long-term operating lease agreement of Laurelwood Hospital, a 160-bed psychiatric hospital located in Willoughby, Ohio, a suburb of Cleveland. The hospital was leased from Lake Hospital System, Inc. Lake Hospital System, Inc. is a non-profit health care provider operating two hospitals and other health care facilities in Lake County, Ohio. The lease term commenced on January 1, 2005 and has an initial fifteen (15) year term that expires on December 31, 2019. The Company also has an option to extend the lease for an additional fifteen-year term. Rent under the lease during the initial lease term consists of quarterly rental payments of $200,433 payable in advance on the first day of January, April, July and October. In addition, the Company agreed to make a contribution to the Lake Hospital Foundation in the amount of $41,666 on December 31, 2007 and each December 31st thereafter to and including December 31, 2012. Proforma financial data is not presented because the impact of this acquisition is not material to the Company's results of operations for any period presented.

PSH Acquisition Corporation

Effective June 1, 2004, the Company acquired the assets of PSH Acquisition Corporation ("PSH"), which operated five behavioral facilities with a total licensed capacity of 187 beds, in the central Virginia region, for approximately $30.1 million. The agreement also provides for additional variable payments in future years based on the future performance of the facilities. The Company accounted for the acquisition by the purchase method as required by generally accepted accounting principles. As of August 31, 2005, tangible assets acquired and liabilities assumed totaled $16,507,815 and $626,776, respectively. The purchase price of approximately $30.1 million exceeded the fair value of PSH's net tangible assets by $14,192,964 of which $13,863,964 is recorded as goodwill, and $329,000 is recorded as the value of certain indefinite life assets. The net increase in goodwill of $94,014 during the fiscal year ended August 31, 2005, includes an additional variable payment of $380,841 as required by the purchase agreement, a $329,000 reclassification from goodwill to indefinite life assets and additional acquisition costs of $42,173 that were capitalized. The cash purchase price was funded under the Company's revolving credit facility. The three owned and two leased facilities include:

- Poplar Springs Hospital – a 132 bed acute adult and adolescent facility that also offers residential treatment services;
- Poplar West – a 36-bed Youth Development Center that offers residential treatment care and a 60-student special educational program;
- Poplar Place of Sutherland – an 8-bed adolescent boys group home;
- Poplar Transitions of Shenandoah Valley – an 11-bed female adolescent residential care facility (leased); and
- Recovery Center of Richmond – an intensive adolescent and adult outpatient service center (leased).

Unaudited pro-forma information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the acquisition occurred at the beginning of the periods presented, nor is it necessarily indicative of future financial position or results of operations. The unaudited pro-forma financial information with respect to the PSH Acquisition Corporation acquisition was based upon the respective historical consolidated financial statements of Horizon Health Corporation and PSH Acquisition Corporation. This unaudited pro forma information does not include nor does it assume any benefits from cost savings or synergies of operations of the combined companies. Proforma financial data is not presented because the impact of this acquisition is not material to the Company's results of operations for any period presented.

The following unaudited pro forma financial information gives effect to the acquisition of PSH Acquisition Corporation by the Company as if the acquisition occurred on September 1, 2003.

	The Year Ended August 31, 2004
Revenue	$ 177,078,457
Net Income	$ 11,390,611
Net Income per common share:	
Basic	$ 1.05
Diluted	$ 1.00

Michiana Behavioral Health Center

Effective April 1, 2004, the Company acquired the assets of Northern Indiana Hospital, an 80-bed behavioral health hospital located in Plymouth, Indiana for approximately $6.2 million. The Company operates the facility under the name "Michiana Behavioral Health Center". The hospital provides behavioral programs for children, adolescents, and adults. The Company accounted for the acquisition by the purchase method as required by generally accepted accounting principles. Tangible assets acquired and liabilities assumed totaled $6,399,253 and $189,816 respectively. The cash purchase price was funded by the Company's revolving credit facility. Proforma financial data is not presented because the impact of this acquisition is not material to the Company's results of operations for any period presented.

Health and Human Resource Center, Inc., d/b/a Integrated Insights

Effective June 30, 2003 the Company purchased all of the capital stock of privately held Health and Human Resource Center, Inc., d/b/a Integrated Insights for approximately $4.4 million. Integrated Insights, headquartered in San Diego, California, provides employee assistance programs under contracts directly with employers. It holds a California Knox-Keene License to operate as a specialized health care plan. The Company accounted for the acquisition of Integrated Insights by the purchase method as required by generally accepted accounting principles. The allocation of the purchase price exceeded the fair value of Integrated Insights' tangible net assets by $3,989,880 of which $1,783,864 is recorded as goodwill, which is fully deductible for tax purposes,

$1,213,169 as service contract valuation, $795,988 as a license valuation and $196,859 as non-compete agreements. Tangible assets acquired and liabilities assumed totaled $774,159 and $407,722, respectively. The cash purchase price of approximately $4.4 million was funded by the Company's revolving credit facility. Proforma financial data is not presented because the impact of this acquisition is not material to the Company's results of operations for any periods presented.

Employee Assistance Programs International

The Company acquired all of the outstanding capital stock of Employee Assistance Programs International, Inc. ("EAP International") of Denver, Colorado, on November 4, 2002, with an effective date of November 1, 2002 for approximately $3.4 million. The Company accounted for the acquisition of EAP International using the purchase method as required by generally accepted accounting principles. EAP International provides employee assistance programs and other related behavioral services to employers. The purchase price of approximately $3.4 million exceeded the fair value of EAP International's tangible net assets by $3,559,946 of which $2,684,893 is recorded as goodwill, which is fully deductible for tax purposes, and $628,898 as service contract valuation and $246,155 as non-compete agreements. Tangible assets acquired and liabilities assumed totaled $756,697 and $947,392, respectively. Pro forma financial data is not presented because the impact of this acquisition is not material to the Company's results of operation for any period presented.

6. DISCONTINUED OPERATIONS

On August 29, 2005, the Company sold its membership interests in ProCare One Nurses, LLC, its wholly owned temporary nurse-staffing subsidiary, to CareerStaff Unlimited, Inc. The transaction consisted of a sale of all the membership interests in ProCare for total consideration of $8.3 million, consisting of $4.2 million in cash and $4.1 million in two promissory notes. One promissory note is non-interest bearing in the amount of $2.1 million payable in six months and the other promissory note is in the amount of $2.0 million payable quarterly over three years, bearing interest at the prime rate. The tangible assets and assumed liabilities included in the sale were $2,445,338 and $45,472, received were recorded by the Company at the estimated net realizable value over the term of the instruments, including a reserve totaling $666,831 that is based on management's assessment of ultimate collectibility. The Company recognizes interest income during the period in which the interest is earned and reflects any unpaid interest due as a receivable.

In accordance with the provisions of Statement of Financial Accounting Standard, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144"), the results of operations of the disposed assets and the losses related to this divestiture have been classified as discontinued operations for all periods presented in the accompanying consolidated statements of operations.

A summary of the discontinued operations for the periods presented is as follows:

	Years Ended August 31,		
	2005	2004	2003
Revenue	$ 17,176,198	$ 18,674,417	$ 22,178,947
Cost of services (exclusive of depreciation shown separately below)	16,041,371	17,121,194	19,942,023
Selling, general and administrative	1,635,485	277,858	91,922
Provision for (recovery of) doubtful accounts	136,206	(58,675)	294,734
Depreciation and amortization	97,992	129,835	162,141
Operating income	(734,856)	1,204,205	1,688,127
Interest income and other	–	–	(2,582)
Income before income taxes	(734,856)	1,204,205	1,690,709
Income tax provision/(benefit)	(262,051)	465,930	654,157
(Loss) income from discontinued operations	(472,805)	738,275	1,036,552
(Loss) on disposal of discontinued operations, net	(3,102,469)	–	–
Intercompany revenue	(15,287)	(176,333)	(175,922)
Net (loss) income from discontinued operations	$ (3,590,561)	$ 561,942	$ 860,630
Basic earnings per common share:			
Discontinued operations	$ (0.28)	$ 0.05	$ 0.08
Diluted earnings per common share:			
Discontinued operations	$ (0.27)	$ 0.05	$ 0.08
Weighted average shares outstanding:			
Basic	12,829,141	10,848,866	10,499,561
Diluted	13,306,444	11,346,001	11,283,236

A summary of ProCare's assets and liabilities retained is reflected as follows:

	August 31,	
	2005	2004
Current assets, including trade receivables and deferred tax assets	$ 1,322,129	$ 3,112,506
Other non-current assets-deferred taxes	655,343	–
Long term assets, including goodwill	–	10,065,551
Current liabilities, including accrued expenses	1,653,974	629,325
Long term liabilities	127,940	491,731

The following is a reconciliation of the net proceeds received and the loss recorded on sale:

Proceeds:	
Cash	$ 4,200,000
Promissory notes, net	3,365,945
Total proceeds	7,565,945
Less:	
Tangible assets sold, less liabilities divested	(2,399,866)
Write-off of goodwill	(9,988,595)
Income tax provision	1,720,047
Loss on sale	$ (3,102,469)

7. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at August 31:

	2005 [a] [b]	2004 [c]
Land	$ 4,317,706	$ 3,219,011
Buildings and improvements [d]	42,245,677	23,508,748
Computer hardware	3,282,079	2,858,717
Computer software	2,273,882	1,700,597
Furniture and fixtures	4,052,110	2,274,077
Equipment	2,639,480	2,664,184
Transportation (vehicles)	115,365	50,445
Work-in-process [e]	1,226,265	–
Leasehold improvements	181,596	358,745
	60,334,160	36,634,524
Less accumulated depreciation	8,635,817	7,833,027
	$ 51,698,343	$ 28,801,497

[a] Effective July 1, 2005, the Company added approximately $15.5 million in property and equipment associated with the acquisition of Friends Hospital in Philadelphia, Pennsylvania. (See Note 5 *"Acquisitions"*) Of the $15.5 million in assets acquired, the hospital facility (approximately 330,990 square feet) was valued at approximately $13.0 million.

[b] Effective August 1, 2005, the Company added approximately $7.0 million in property and equipment associated with the acquisition of River Park Hospital in Huntington, West Virginia. (See Note 5 *"Acquisitions"*) Of the $7.0 million in assets acquired, a hospital facility (approximately 129,660 square feet) and 4 acres of land were valued at approximately $5.3 million and $1.1 million, respectively.

[c] The 2004 balances above include assets with a net book value of approximately $35,000 that were associated with ProCare One Nurses, which was sold on August 29, 2005.

[d] During the fourth quarter of fiscal year 2005, the Company recorded an asset impairment charge of $1,015,241. This charge related to the write-down to fair market value of the Company's national support center building. Fair value was determined by the executed letter of intent to sell the building. This asset is presented in the "other" service group in the segment disclosure at Note 15.

[e] At August 31, 2005, the "work-in-process" category primarily represented six different information technology initiatives and building and leasehold improvement projects, which had not been completed by year end. Of the $1,226,265 in work-in-process, $1,055,322 is related to computer software, $54,875 is related to computer hardware and $116,068 is related to building and leasehold improvements that will be capitalized and depreciated upon the completion of each project, which is anticipated to occur during fiscal year 2006.

Exclusive of the depreciation expense associated with ProCare One Nurses, which has been retroactively reclassified into discontinued operations, depreciation expense was $2,484,412, $1,412,202 and $1,018,173 for the years ended August 31, 2005, 2004, and 2003, respectively.

8. ACCRUED EXPENSES AND UNEARNED REVENUE

Accrued expenses consisted of the following at August 31:

	2005	2004
Employee health benefits	$ 1,190,911	$ 942,606
General and professional liability claims	1,035,270	1,433,493
Deferred revenue and contract adjustments	850,434	663,471
Workers compensation self-insured liability	779,565	833,717
Lease obligations	767,720	107,269
Federal and state income tax liability	726,348	–
Patient credit balances and third-party overpayments	839,418	4,857
Employee/physician relocation	304,555	197,553
Audit and accounting fees	298,430	171,000
401(k) matching funds contributions	258,911	534,942
Other	4,562,931	2,969,820
	11,614,493	7,858,728
Unearned Revenue	1,308,462	891,731
	$ 12,922,955	$ 8,750,459

9. LONG-TERM DEBT

At August 31, 2005, the Company had no long-term debt outstanding related to its revolving credit facility and had $118.7 million of the current $125.0 million credit facility available to the Company after letter of credit obligations. At August 31, 2004, the Company had long-term debt of $40.0 million under its then existing $90 million revolving credit facility.

On May 23, 2002, the Company entered into a Second Amended and Restated Credit Agreement (the "Second Amended Credit Agreement"), with JPMorgan Chase Bank, as Agent, and Bank of America, NA to fund ongoing working capital requirements, refinance existing debt, finance future acquisitions by the Company, and for other general corporate purposes. On August 29, 2003, the Company amended the agreement to allow for its expansion to a $60 million facility by adding Wells Fargo Bank Texas as an equal bank participant in the facility. On May 4, 2004, the Company again amended the agreement to extend the term by one year and to increase the amount of the revolving credit facility to $90 million (with an expansion feature under which the amount of the credit facility could be increased to expand to $125.0 million, subject to the satisfaction of certain conditions) and to add KeyBank National Association as a participant in the facility. On June 10, 2005, the Company entered into a Third Amended and Restated Credit Agreement (the "Third Amended Credit Agreement") to extend the term by four years and to increase the amount of the revolving credit facility to $125.0 million (with an expansion feature under which the amount of the credit facility can be increased to $175.0 million, subject to the satisfaction of certain conditions) and to add Wachovia Bank, National Association and Amegy Bank, National Association as participants in the facility.

The revolving credit facility bears interest at (1) the Base Rate plus the Base Rate Margin, as defined or (2) the Adjusted Eurodollar Rate, plus the Eurodollar Rate Margin, as defined. The Eurodollar Margin and Base Rate Margin vary depending on the debt coverage ratio of the Company.

As of October 4, 2002, April 4, 2003, August 29, 2003, and June 10, 2005, the Credit Agreement was amended to allow the Company to finance the redemption or repurchase of its capital stock, subject to certain conditions. The amendments currently allow the Company to expend up to $10.0 million per fiscal year for the repurchase of shares through the end of the agreement, subject to maintaining a debt coverage ratio of less than 1.75 to 1.00.

The Third Amended Credit Agreement, as amended, matures on May 31, 2010.

10. STOCKHOLDERS' EQUITY

Common Stock

Effective March 16, 2005, the Company sold in a follow-on public offering 3,450,000 shares of its common stock at a price of $18.13 per share (shares and share price restated to reflect the impact of the June 15, 2005 two-for-one stock split). The aggregate net proceeds to the Company (after deducting underwriters discounts and estimated expenses) were $58.4 million. The Company utilized approximately $34.5 million of the proceeds to repay all outstanding debt under its revolving credit facility. The balance of the net proceeds was used for the acquisitions of Friends Hospital and River Park Hospital and for general corporate purposes.

On May 10, 2005, the Company announced that the Board of Directors had approved a two-for-one stock split to be effected in the form of a 100% stock dividend (the "Stock Split"), pursuant to which, on June 15, 2005, the Company distributed to each holder of record of Common Stock, par value $0.01 per share, of the Company at the close of business on May 31, 2005 (the "Record Date"), one additional share of Common Stock for each outstanding share of Common Stock held of record by such holder at the Record Date. All references in the financial statements and related notes related to the number of shares and per share amounts of the common stock have been retroactively restated to reflect the impact of the Company's June 15, 2005 two-for-one stock split.

The Board of Directors adopted in October 1999 the Horizon Health Corporation Employee Stock Purchase Plan ("the Plan"). The Plan offered eligible employees the ability to purchase Company stock at a 15% discount to the current market price at designated periods. Eligible employees were able to contribute up to 10% of their base salary pursuant to two, six-month offering periods, which were defined as January 1 – June 30 and July 1 – December 31. Pursuant to the Plan, the Company issued 9,352, 13,887, and 10,774 shares of Common Stock from treasury for the fiscal years ended August 31, 2005, 2004, and 2003, respectively as well as 22,660 newly issued shares during the fiscal year ended August 31, 2005. On April 21, 2005, the Board of Directors approved the termination of the Company's Stock Purchase Plan effective June 30, 2005. Subsequent to this date, shares were no longer offered under the Company's Employee Stock Purchase Plan.

Treasury Stock

During the time period of September 1998 through February 2001 the Board of Directors of the Company authorized the repurchase of up to 2,525,000 shares of its common stock. As of August 31, 2002 the Company had repurchased 2,292,863 shares of its common stock pursuant to such authorizations, which had previously expired.

On October 7, 2002 the Board of Directors authorized the repurchase of up to 800,000 shares of its common stock. As of August 31, 2005, the Company had repurchased 714,591 shares in total of the 800,000 share authorization, which remains in effect. A total of 1,505,196 and 1,298,779 treasury shares had been reissued pursuant to the exercise of certain stock options and in connection with the Employee Stock Purchase Plan as of August 31, 2005 and August 31, 2004, respectively.

For the fiscal year ended August 31, 2005 the net difference between the cost price and the option price on the issuance of treasury stock was a loss of $148,871 that has been charged to retained earnings.

The above share amounts have not been adjusted related to the 100% share dividend on June 15, 2005 discussed above, as it was not applicable to treasury shares. As of June 15, 2005, the Company utilized all its treasury stock for the payment of the share dividend. Subsequent to that date, 7,645 shares were surrendered to the Company and were retained in treasury at August 31, 2005.

11. GOODWILL AND OTHER INTANGIBLE ASSETS

The Company applies the provisions of SFAS 141, *Business Combinations* and SFAS 142, *Goodwill and Other Intangible Assets* in accounting for its goodwill and other identifiable intangible assets. SFAS 141 addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination, whether acquired individually or with a group of other assets, and the accounting and reporting for goodwill and other intangibles subsequent to their acquisition. See Note 2 "*Accounting for Intangible Assets and Goodwill*" for a discussion regarding SFAS 141 and SFAS 142.

The Company's indefinite life intangible assets, which are not subject to amortization, were $3,886,641 and $795,988 at August 31, 2005 and 2004, respectively. The costs of certain management contracts and other intangible assets acquired by the Company remain subject to amortization. Amortization of recorded values for contracts, consulting, and non-compete agreements for the twelve months ended August 31, 2005 were $761,504, $30,772 and $110,700, respectively, and for the twelve months ended August 31, 2004 were $1,216,682, $30,772 and $135,176, respectively.

The following table sets forth the estimated amortization expense for intangibles subject to amortization for the four succeeding fiscal years and thereafter.

For the years ended August 31:		
	2006	$ 869,833
	2007	820,860
	2008	786,351
	2009	332,903
	Thereafter	159,200
		$ 2,969,147

The following table sets forth by business service group of the Company, as described in Note 15 elsewhere herein, the amount of goodwill and certain indefinite life intangible assets as of August 31, 2005 that are subject to impairment tests rather than amortization and the adjustments, if any, to the amount of such goodwill and certain indefinite life intangible assets in the twelve months ended August 31, 2005.

The Company elected to conduct the annual impairment testing during its fiscal year third quarter. As a result of the May 31, 2005 impairment testing, no impairment adjustments were deemed necessary.

	Behavioral Health Contract Management Services	Behavioral Health Hospital Services [1]	Physical Rehabilitation Contract Management Services	Pro Care One Nurses [2]	EAP Services [3]	Consolidated
Goodwill and certain indefinite life intangible assets as of August 31, 2003	$ 16,841,171	$ –	$ 1,703,665	$ 9,988,595	$ 42,236,432	$ 70,769,863
Goodwill adjusted during the period	–	–	–	–	(815,926)	(815,926)
Certain indefinite life intangible assets adjusted during the period	–	–	–	–	795,988	795,988
Goodwill and certain indefinite life intangible assets acquired during the period	–	13,769,951	–	–	–	13,769,951
Goodwill and certain indefinite life intangible assets as of August 31, 2004	16,841,171	13,769,951	1,703,665	9,988,595	42,216,494	84,519,876
Goodwill adjusted during the period	–	94,014	–	–	(351,996)	(257,982)
Certain indefinite life intangible assets adjusted during the period	–	329,000	–	–	–	329,000
Goodwill and certain indefinite life intangible assets acquired during the period	–	3,512,123	–	–	–	3,512,123
Sale of ProCare One Nurses during the period	–	–	–	(9,988,595)	–	(9,988,595)
Goodwill and certain indefinite life intangible assets as of August 31, 2005	**$ 16,841,171**	**$ 17,705,088**	**$ 1,703,665**	**$ –**	**$ 41,864,498**	**$ 78,114,422**

See Note 15, elsewhere herein, for a description of the Company's business service groups.

(1) $13,769,951 of goodwill acquired during the twelve months ended August 31, 2004 related to the purchase of PSH Acquisition Corporation effective June 1, 2004. Goodwill adjustments during the twelve-month period ended August 31, 2005 include: an "additional variable payment" of $380,841, a reclassification of $329,000 from goodwill to other indefinite life intangibles and purchase price adjustments of $42,173 all of which were related to the purchase of Poplar Springs Hospital. The purchase agreement associated with the acquisition of Poplar Springs Hospital provides for additional variable payments in future years based on the future performance of the facilities. The first payment, which was recorded as additional goodwill, was made during the third quarter ended May 31, 2005 in the amount of $380,841. $422,651 of certain indefinite life intangible assets acquired during the period relates to the purchase of Friends Hospital effective July 1, 2005. $750,472 of the goodwill and $2,339,000 of certain indefinite life intangible assets acquired during the period relates to the purchase of River Park Hospital effective August 1, 2005. The indefinite life assets of River Park are comprised of a Certificate of Need with an assigned value of $2,185,000 and a trade name with an assigned value of $154,000.

(2) A decrease in goodwill of $9,988,595 relates to the sale of ProCare One Nurses effective August 29, 2005. See Note 6 *"Discontinued Operations."*

(3) Goodwill adjusted during the twelve months ended August 31, 2004 relates to reclassifications to other intangibles related to the purchase of Integrated Insights which was acquired effective June 30, 2003 and purchase price allocations adjustments related to the purchase of EAPI and Integrated Insights. Certain indefinite life intangible assets adjusted during the period relate to reclassifications from goodwill related to the valuation of the Company's Knox Keene License. A decrease in goodwill of $351,966 during the twelve months ended August 31, 2005 relates to a reduction of a tax reserve associated with the October 5, 1998 acquisition of Choice Health, Inc.

12. RETIREMENT PLAN

The Company sponsors a 401(k) plan that covers substantially all employees, subject to certain eligibility requirements. New for the benefit plan year 2005, the Company makes a matching contribution equal to 50% of the employees' contribution up to an amount equal to 3% of the employee's compensation. The plan also provides for discretionary matching contributions, an amount that is to be determined by the Company on an annual basis. Past benefit plan year contributions were on a discretionary basis only. For the benefit plan years ended December 31, 2004, 2003 and 2002 the Company's contributions were approximately $714,000, $646,000, and $604,000 respectively.

13. INCOME TAXES

Deferred taxes are provided for those items reported in different periods for income tax and financial reporting purposes. Income tax expense is comprised of the following components:

	For the Years Ended August 31,		
	2005	2004	2003
Current			
Federal	$ 6,398,942	$ 4,858,036	$ 3,878,055
State	1,166,239	691,993	586,409
Total current	$ 7,565,181	$ 5,550,029	$ 4,464,464
Deferred			
Federal	$ (3,782,987)	$ 1,048,157	$ 1,422,342
State	(432,341)	119,783	162,554
Total deferred	$ (4,215,328)	$ 1,167,940	$ 1,584,896
Income tax expense, including discontinued operations	$ 3,349,853	$ 6,717,969	$ 6,049,360
Income tax benefit (expense) related to income from discontinued operations	262,051	(465,931)	(654,157)
Income tax benefit (expense) related to the disposal of discontinued operations	1,720,047	–	–
Income tax expense-continuing operations	$ 5,331,951	$ 6,252,038	$ 5,395,203

The components of the net deferred tax asset at August 31 are as follows:

	2005	2004
Management contracts	$ 2,038,773	$ 1,062,415
Goodwill	(8,839,319)	(6,814,697)
Deferred tax liabilities	(6,800,546)	(5,752,282)
Accounts receivable	2,445,250	1,484,252
Vacation accruals	460,898	620,708
Miscellaneous accruals	5,698,004	916,073
Property & equipment/intangibles	374,970	303,334
Net operating loss carryforward	173,701	212,857
Deferred tax assets	9,152,823	3,537,224
Net deferred tax asset (liability) [a]	$ 2,352,277	$ (2,215,058)

[a] $1,045,341 of the $2,352,277 in deferred tax assets as of August 31, 2005 is associated with ProCare One Nurses. $390,000 is included in the "residual current assets from divested entity" caption and $655,343 is captioned "residual other non-current assets from divested entity" in the August 31, 2005 consolidated balance sheet included elsewhere herein this document.

At August 31, 2005, the Company had available estimated, unused net operating loss carryforwards for tax purposes totaling approximately $445,386. These carryforwards, subject to annual utilization limits, may be utilized to offset future years' taxable income and will begin to expire during 2011 if unused prior to that date.

The following is a reconciliation of income taxes at the U.S. federal income tax rate to the Company's effective income tax rate for continuing operations:

	Tax Rate 2005	2005	Tax Rate 2004	2004	Tax Rate 2003	2003
Federal income taxes based on 35% of book income	35.0%	$ 4,925,565	35.0%	$ 5,762,849	35.0%	$ 4,940,885
Permanent adjustments:						
Meals & entertainment and other permanent adjustments	1.1%	150,007	0.9%	152,189	1.1%	149,606
State income taxes	3.7%	518,677	2.8%	464,400	3.0%	418,023
Other adjustments	(1.9%)	(262,298)	(0.8%)	(127,400)	(0.8%)	(113,311)
	37.9%	$ 5,331,951	37.9%	$ 6,252,038	38.3%	$ 5,395,203

14. COMMITMENTS AND CONTINGENCIES

Property Leases

The Company leases various facilities and equipment under operating leases. The following is a schedule of minimum rental payments under these leases, which expire at various dates:

For the year ending August 31,	2006	$ 3,595,163
	2007	3,560,972
	2008	2,968,879
	2009	2,583,944
	2010 and thereafter	17,281,270
		$ 29,990,228

Rent expense for the years ended August 31, 2005, 2004, and 2003 was $4,694,535, $2,521,362, and $2,394,512, respectively. These amounts exclude rent expense related to ProCare One Nurses, which was reclassed into discontinued operations.

The long-term operating lease associated with Laurelwood Hospital, effective January 1, 2005, increased the total minimum rental payments by $11.4 million.

Construction of a building to serve as the new national support center ("NSC"), which is in close proximity to the current NSC facility in Lewisville, Texas, began during June 2005. The Company will lease the 80,000 square foot facility and anticipates completion and occupancy beginning in April 2006. The term of the office lease agreement is ten (10) years with renewal options of two periods of five-years each. The lease increased the total minimum rental payments by $12.0 million.

The above minimum rental payments do not take into account $262,053 of expected receipts for four sublet clinic locations in Florida resulting from the reorganization and centralization of the Company's EAP Services group.

Insurance Risk Retention

The Company's liability and property risk management program involves a balance of insured risks and self-insured retentions. The Company carries general, professional, and malpractice liability, comprehensive property damage, workers' compensation, directors and officers and other insurance coverages that management considers cost-effective and reasonable and adequate for the protection of the Company's assets, operations and employees. There can be no assurance, however, that the coverage limits of such policies will be adequate. A successful claim against the Company in excess of its insurance coverage or several claims for which the Company's self-insurance components are significant in the aggregate could have a material adverse effect on the Company.

Estimates of the aggregate or portions of claims pursuant to the Company's self-insurance retentions, and liability for uninsured claims incurred are determined and accrual reserves and associated expenses recorded, by using actuarial assumptions followed in the insurance industry and historical experience. In estimating the liability for claims, the Company obtains estimates from third party actuarial firms.

Legal Proceedings

The Company is, and may be in the future, party to litigation arising in the ordinary course of its business. While the Company has no reason to believe that any such pending claims are material, there can be no assurance that the Company's insurance coverages will be adequate to substantially cover liabilities arising out of such claims or that any such claims will be covered by the Company's insurance. Any material claim that is not covered by insurance may have an adverse effect on the Company's business. Claims against the Company, regardless of their merit or outcome, may also have an adverse effect on the Company's reputation and business.

The Company is party to a civil qui tam lawsuit styled United States ex rel. Debra Hockett, M.D., Linda Thompson, M.D., and Chyrissa Staley, R.N., Plaintiffs v. Columbia/HCA Healthcare Corp., Indian Path Hospital, Inc., Horizon Mental Health Management, Inc. and Superior Home Health of East Tennessee, Inc., Defendants, 01-MS-50 (RCL) (part of Civil Action No. 99-3311 (RCL) pending in the United States District Court for the District of Columbia. The complaint alleges that certain on-site Company personnel acted in Concert with other non-company personnel to improperly inflate certain Medicare reimbursable costs associated with services rendered at Indian Path Hospital prior to 1997. The complaint seeks to recover amounts allegedly over billed to Medicare as a result. The relators have also alleged that such conduct occurred at other hospitals owned by the parent corporation of Indian Path. The parties are in discovery proceedings and there is no trial setting.

The Company is party to a civil qui tam lawsuit styled United States of America, ex rel. Michael M. Meyer, Patricia J. Szerlip and Vicki Weatherford, Plaintiffs, v. Horizon Health Corporation, Summit Medical Center and Sukhdeep Grewal, M.D., Defendants, Civil Action No. 00-01-1303 MEJ, pending in the United States District court for the Northern District of California. The relators served the complaint in November 2004. The United States Department of Justice had previously declined to intervene in the lawsuit. The complaint alleges primarily that certain patients were improperly admitted to hospital geropsychiatry program managed by the Company at the hospitals. The complaint seeks to recover amounts allegedly over billed to Medicare as a result. No discovery proceedings have been conducted in the case and there is no trial setting.

The Company is a party to a lawsuit styled Jeanine Phillips, on behalf of herself and all others simultaneously situated v. ProCare One Nurses, LLC, Obstetrical Nurses, Inc. and Horizon Health Corporation, Case Number 030000425, pending in the Superior Court of the State of California for the County of Orange. The complaint alleges various violations of California wage and hour laws and seeks the recovery of substantial amounts for wages, fines, penalties and attorneys fees. The case is filed as a private attorney general action under Section 17200 of the California Business and Profession Code. The Company considers that it is entitled to indemnity from Obstetrical Nurses, Inc., a predecessor to ProCare One Nurses, LLC for liability relating to a portion of the claims and has asserted a claim for indemnity in a separate lawsuit. The parties are engaged in discovery proceedings. The case is filed as a class action, but the court recently denied the motion for class certification.

15. SEGMENT (SERVICE GROUP) INFORMATION

The Company has determined that its reportable segments, or service groups, are appropriately based on its method of internal reporting which disaggregates its business by services categories in a manner consistent with the Company's consolidated statements of operations format. There were two significant changes to the structure of the reportable service groups during the fourth quarter of fiscal year 2005. As a result of the growth in the Company's free-standing behavioral health hospital services business, which increased to five during fiscal year 2005 (two of which were acquired during the fourth quarter), management determined that it would disaggregate the hospitals and recognize them as a separate service group. Additionally, as a result of the sale of the Company's temporary nurse staffing business on August 29, 2005, ProCare One Nurses is no longer reflected as a service group of the Company (see Note 6 *"Discontinued Operations"*). Therefore, the Company's reportable service groups are Behavioral Health Contract Management Services, Behavioral Health Hospital Services, Physical Rehabilitation Contract Management Services, and EAP Services. Prior periods have been restated to reflect the new segments. During the fiscal year ended August 31, 2003, the Company discontinued reporting its then smallest service group Mental Health Outcomes, separately due to its downsizing and integration into Behavioral Health Contract Management Services as a product line. In prior years, estimates of workers' compensation claims liability were allocated (based on payroll dollars) to the operating unit level. Effective September 1, 2003, the Company began recording these estimates at the general and administrative level with actual paid claims costs being recorded to the applicable operating unit.

See notes (A) through (D) below for a description of the services provided by each of the identified service groups. The Company's business is conducted solely in the United States.

The following schedule represents revenues and operating results for the twelve months ended August 31 by operating division/service group:

2005	(A) Behavioral Health Contract Management Services	(B) Behavioral Health Hospital Services	(C) Physical Rehabilitation Contract Management Services	(D) EAP Services	(E) Other	Eliminations	Consolidated
Revenues	$ 81,387,963	$ 60,577,580	$ 17,104,970	$ 48,076,719	$ 245,095	$ –	$ 207,392,327
Intercompany revenues	34,210	–	–	324,423	–	(358,633)	–
Cost of services	52,364,289	48,835,924	12,582,838	46,709,063	(85,626)	(373,920)	160,032,568
EBITDA (F)	26,880,334	7,928,487	2,963,587	(628,506)	(17,400,838)	15,184	19,758,248
Total assets (G)	111,943,421	84,701,264	17,431,724	47,560,971	16,337,481	(91,409,790)	186,565,071
2004							
Revenues	$ 80,387,949	$ 10,069,329	$ 18,758,589	$ 52,249,019	$ 359,726	$ –	$ 161,824,612
Intercompany revenues	1,136	–	–	233,122	–	(234,258)	-
Cost of services	52,219,261	7,645,487	14,239,741	47,598,774	261,414	(410,591)	121,554,086
EBITDA (F)	25,638,367	1,941,896	3,610,121	3,068,545	(13,868,403)	176,434	20,566,960
Total assets (G)	107,804,272	39,668,906	15,146,169	47,586,232	33,092,433	(113,769,567)	129,528,445
2003							
Revenues	$ 76,727,730	$ –	$ 17,366,592	$ 48,348,055	$ 1,894,934	$ –	$ 144,337,311
Intercompany revenues	–	–	–	183,500	–	(183,500)	–
Cost of services	51,064,745	–	13,001,695	44,687,287	1,495,790	(359,422)	109,890,095
EBITDA (F)	23,905,519	–	3,485,493	1,347,754	(11,819,944)	175,922	17,094,744
Total assets (G)	106,191,383	–	12,785,558	49,243,626	23,960,879	(115,358,892)	76,822,554

(A) Behavioral Health Contract Management Services provides behavioral health contract management services to acute care hospitals.

(B) Behavioral Health Hospital Services represents the freestanding owned/operated behavioral health care hospitals that provide behavioral health programs for children, adolescents, and adults.

(C) Physical Rehabilitation Contract Management Services provides physical rehabilitation contract management services to acute care hospitals.

(D) EAP Services provides employee assistance programs and managed behavioral health care. EAP Services terminated all its managed behavioral health care contracts effective August 31, 2005.

(E) "Other" represents revenue and expenses associated with residual Phase IV PsychScope agreements and the Company's primary general and administrative costs, i.e., expenses associated with the corporate offices and National Support Center located in the Dallas suburb of Lewisville, Texas which provides management, financial, human resources, and information system support for the Company and its service groups.

(F) EBITDA is a presentation of "earnings before interest, taxes, depreciation, and amortization." EBITDA is the unit of measure reviewed by the chief operating decision makers in determining service group operating performance. EBITDA may not be comparable to similarly titled measures reported by other companies. In addition, EBITDA is a non-GAAP measure and should not be considered an alternative to operating or net income in measuring company results. For the year ended August 31, 2005, 2004 and 2003, segment EBITDA is derived by adding depreciation and amortization of $3,387,388, $2,794,832, and $2,419,104, respectively, and other income/expense of $1,297,387, $1,306,844 and $558,825, respectively, to the Company's income before income taxes, minority interest and discontinued operations for the same periods of $14,057,781, $16,465,284 and $14,116,815, respectively. In addition, for the year ended August 31, 2005, the impairment loss on building of $1,015,241 is added back to calculate segment EBITDA. Consolidated cash flows from operating, investing, and financing activities for the period ended August 31, 2005 were $12,388,934, ($26,576,121), and $20,368,082 respectively, for the period ended August 31, 2004 were $12,437,091, ($37,651,032), and $25,149,003 respectively, and for the period ended August 31, 2003 were $13,529,329, ($12,371,411) and ($3,220,832), respectively, and are represented on the Statement of Cash Flows elsewhere herein.

(G) Consolidated assets above do not include assets for ProCare One Nurses, which was sold on August 29, 2005, and is therefore considered a discontinued operation and is no longer presented as a service group of the Company. Operating results were reclassified as discontinued operations, however, the assets and liabilities of ProCare were not retroactively reclassified into the discontinued assets and liabilities categories on the balance sheet. To reconcile from this table to total assets presented on the face of the consolidated balance sheet, the assets associated with ProCare One Nurses would need to be added back to the consolidated assets reflected in the table above as follows:

	Consolidated	ProCare One Nurses	Total Assets
2005	**$ 186,565,071**	**$ 1,977,472**	**$188,542,543**
2004	129,528,445	15,736,442	145,264,887
2003	76,822,554	25,506,154	102,328,708

16. EAP SERVICES REORGANIZATION AND RELATED IMPAIRMENTS

In the second quarter of 2005, the Company announced that it had commenced a reorganization of its EAP Services Group. The reorganization has involved the centralization of most of the business functions of the service group in Lewisville, Texas, where the national support center of the Company is located. The reorganization has also involved focusing on employee assistance programs and the termination of the managed behavioral health care at-risk contracts of the services group.

As of August 31, 2005, the Company recorded $1,611,591 in real estate lease expense and termination costs primarily associated with the recording of the remaining operating lease obligations associated with its Philadelphia and Nashville offices. The Company also recorded an asset impairment charge of $1,015,241 related to the write-down to fair market value of the Company's National Support Center. The Company plans on consolidating its current National Support Center with the new EAP service center into a new location in fiscal year 2006. In addition, the Company incurred $612,138 in employee costs related to severance and retention bonuses associated with the termination of employees at its affected locations, $197,084 in employee relocation costs to its new service center, and $490,593 in duplicate salary costs in redundant service center locations during the training phase. At August 31, 2005, the Company recorded a liability of $504,549 for the remaining administrative costs associated with the remaining obligations for the terminated managed behavioral health at-risk contracts. Finally, the Company recorded $181,598 in miscellaneous other costs primarily associated with travel and the moving of company files out of affected locations. At August 31, 2005, the reorganization was essentially complete.

The costs incurred in connection with the reorganization as of August 31, 2005 are presented below (amounts presented in thousands):

	EAP Services	Other	Total
Total amounts expected to be incurred:			
Real estate lease expense and termination costs	$ 1,612	$ –	$ 1,612
Write-down National Support Center to FMV	–	1,015	1,015
Employee severance and retention bonus costs	612	–	612
Employee relocation costs	197	–	197
Employee training and redundant staffing costs	491	–	491
Costs associated with termination of MBH at-risk contracts	415	89	504
Miscellaneous other costs	182	–	182
Total	$ 3,509	$ 1,104	$ 4,613
Cumulative amount incurred as of August 31, 2005:			
Real estate lease expense and termination costs	$ 1,612	$ –	$ 1,612
Write-down National Support Center to FMV	–	1,015	1,015
Employee severance and retention bonus costs	612	–	612
Employee relocation costs	197	–	197
Employee training and redundant staffing costs	491	–	491
Costs associated with termination of MBH at-risk contracts	415	89	504
Miscellaneous other costs	182	–	182
Total	$ 3,509	$ 1,104	$ 4,613

A reconciliation of the Company's liability balances for real estate and employee relocation expenses in connection with the reorganization is as follows (amounts in thousands):

	EAP Services	Other	Total
Balance as of September 1, 2004	$ –	$ –	$ –
Amounts incurred for the year ended August 31, 2005:			
Real estate lease expense and termination costs	1,612	–	1,612
Employee severance and retention bonus costs	612	–	612
Employee relocation costs	197	–	197
Employee training and redundant staffing costs	491	–	491
Costs associated with termination of MBH at-risk contracts	353	89	442
Miscellaneous other costs	182	–	182
Total	3,447	89	3,536
Cash payments for the year ended August 31, 2005:			
Real estate lease expense and termination costs	231	–	231
Employee severance and retention bonus costs	343	–	343
Employee relocation costs	71	–	71
Employee training and redundant staffing costs	481	–	481
Costs associated with termination of MBH at-risk contracts	–	–	–
Miscellaneous other costs	129	–	129
Total	1,255	–	1,255
Balance as of August 31, 2005	$ 2,192	$ 89	$ 2,281

17. QUARTERLY FINANCIAL INFORMATION (unaudited)

The following is a summary of unaudited quarterly financial data for fiscal 2005 and 2004:

2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 47,285,573	$ 49,712,543	$ 53,804,996	$ 56,589,215
Income (loss) from:				
Continuing operations	2,747,307	2,893,973	3,322,234	(222,421)
Discontinued operations	234,972	184,235	170,336	(4,180,104)
Net income (loss)	$ 2,982,279	$ 3,078,208	$ 3,492,570	$(4,402,525)
Net income (loss) per share:				
Continuing operations				
Basic	$ 0.25	$ 0.26	$ 0.23	$ (0.02)
Diluted	$ 0.24	$ 0.25	$ 0.23	$ (0.01)
Discontinuing operations				
Basic	$ 0.02	$ 0.02	$ 0.01	$ (0.28)
Diluted	$ 0.02	$ 0.02	$ 0.01	$ (0.27)
Net income (loss)				
Basic	$ 0.27	$ 0.27	$ 0.25	$ (0.30)
Diluted	$ 0.26	$ 0.26	$ 0.24	$ (0.29)

2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 37,485,895	$ 37,577,124	$ 40,233,148	$ 46,528,445
Income (loss) from:				
Continuing operations	2,346,587	2,664,908	2,560,760	2,640,991
Discontinued operations	234,364	4,478	169,140	153,960
Net income (loss)	$ 2,580,951	$ 2,669,386	$ 2,729,900	$ 2,794,951
Net income (loss) per share:				
Continuing operations				
Basic	$ 0.22	$ 0.25	$ 0.23	$ 0.24
Diluted	$ 0.21	$ 0.23	$ 0.23	$ 0.23
Discontinuing operations				
Basic	$ 0.02	$ 0.00	$ 0.02	$ 0.02
Diluted	$ 0.02	$ 0.00	$ 0.01	$ 0.01
Net income (loss)				
Basic	$ 0.24	$ 0.25	$ 0.25	$ 0.26
Diluted	$ 0.23	$ 0.24	$ 0.24	$ 0.25

The number of shares and per share amounts have been restated to reflect the impact of the June 15, 2005 two-for-one stock split.

To the Board of Directors and Stockholders
of Horizon Health Corporation:

We have completed an integrated audit of Horizon Health Corporation's 2005 consolidated financial statements and of its internal control over financial reporting as of August 31, 2005 and audits of its 2004 and 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits are presented below.

Consolidated financial statements

In our opinion, the consolidated financial statement listed in the accompanying index present fairly, in all material respects, the financial position of Horizon Health Corporation and its subsidiaries at August 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2005 in conformity with accounting principles general accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control over Financial Reporting appearing under item 9A, that the Company maintained effective internal control over financial reporting as of August 31, 2005 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transaction are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention of timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded River Park Hospital, Laurelwood Hospital and Friends Hospital from its assessment of internal control over financial reporting as of August 31, 2005 because they were acquired by the Company in purchase business combinations during 2005. We have also excluded these entities from our audit of internal control over financial reporting. River Park Hospital and Laurelwood Hospital are both wholly-owned subsidiaries whose total assets and total revenues represent 8.8% and 9.3%, respectively, of the related consolidated financial statement amounts as of and for the year ended August 31, 2005. Friends Hospital is a joint venture of which the Company owns 80%, whose total assets and total revenues of represent 12.2% and 2.9%, respectively, of the related consolidated financial statement amounts as of and for the year ended August 31, 2005.



PricewaterhouseCoopers LLP
Dallas, Texas
November 11, 2005

Board of Directors

Ken Newman
Chairman of the Board
Horizon Health

George E. Bello
Retired Executive Vice President
Reliance Group Holdings, Inc.

Michael R. Bowlin
Retired Chairman and Chief Executive Officer
ARCO

James E. Buncher
President and Chief Executive Officer
SafeGuard Health Enterprises, Inc.

Robert A. Lefton
President and Chief Executive Officer
Odyssey Healthcare, Inc.

William H. Longfield
Retired Chairman and Chief Executive Officer
C.R. Bard, Inc.

Donald E. Steen
Chairman
United Surgical Partners International, Inc.
Chairman and Chief Executive Officer
AmeriPath, Inc.

C. Thomas Smith
Retired President and Chief Executive Officer
VHA, Inc.

Officers

Ken Newman
Chairman and Chief Executive Officer

David K. White, Ph.D.
President and Chief Operating Officer

John E. Pitts
Executive Vice President, Finance and
Chief Financial Officer

Donald W. Thayer
Executive Vice President, Acquisitions and Development

David K. Meyercord
Executive Vice President, Administration and
General Counsel

Frank J. Baumann
Senior Vice President, Contract Management Services

Cynthia A. Sheriff
Senior Vice President, EAP Services

Anthony J. Vadella
Senior Vice President, Hospital Services

Gregory P. Flynn
Vice President, Finance

Brian T. Monahan
Vice President, Corporate Tax

Peter Kavanaugh
Vice President, Acquisitions and Development

Richard A. Shriver
Vice President, Human Resources

Johan R. Smith
Vice President, Management and Clinical Support Services

James G. Zoccoli
Vice President, Information Technology

Corporate Data

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
Dallas, TX

Corporate Counsel
Strasburger & Price, LLP
Dallas, TX

Transfer Agent
American Stock Transfer and Trust
New York, NY

Corporate Headquarters:
Horizon Health
1500 Waters Ridge Drive
Lewisville, TX 75057
(972) 420-8200
(972) 420-8282 (fax)
www.horizonhealth.com

Notice of Annual Meeting

The annual meeting of shareholders will be held on January 20, 2006, at 11:30 a.m. local time at the Company's James W. McAtee National Support Center in Lewisville, Texas.

Form 10-K

The Company has filed an Annual Report on Form 10-K for the year ended August 31, 2005, with the Securities and Exchange Commission. Stockholders may obtain a copy of this report, without charge, by writing Investor Relations, Horizon Health, 1500 Waters Ridge Drive, Lewisville, TX 75057 or at www.horizonhealth.com.

Common Stock

The Company's Common Stock trades on The NASDAQ Stock Market (National Market) under the symbol "HORC." The following tables show, for the periods indicated, the quarterly range of high and low sale prices per share for the common stock during the period indicated. The per share amounts have been restated to reflect the impact of the June 15, 2005, two-for-one stock split.

Fiscal 2005	High	Low
Fourth	$27.21	$20.85
Third	22.64	17.50
Second	17.50	11.43
First	12.00	10.15

Fiscal 2004	High	Low
Fourth	$13.24	$ 9.76
Third	13.25	11.02
Second	12.50	10.11
First	12.38	8.98

As of December 1, 2005, the Company had a total of approximately 2,949 stockholders, including 349 stockholders of record and approximately 2,600 persons or entities holding Common Stock in nominee name.

Horizon Health
1500 Waters Ridge Drive
Lewisville, TX 75057

www.horizonhealth.com